KFORCE®

WE LOVE
WHAT WE DO,
WE LOVE
WHO WE SERVE®

ANNUAL

REPORT

2025

KFORCE ®

Kforce is a solutions firm specializing in technology, finance and accounting, and professional staffing services. Our KNOWLEDGEforce® empowers top companies to achieve their digital transformation goals. We curate teams of technical experts who deliver solutions custom-tailored to each client's needs. These scalable, flexible outcomes are shaped by deep market knowledge, thought leadership and our multi-industry expertise.

Our integrated approach is rooted in 60+ years of proven success deploying highly skilled professionals on a temporary and direct-hire basis. Each year, approximately 17,000 talented experts work with the Fortune 500 and other leading companies. Together, we deliver *Great Results Through Strategic Partnership and Knowledge Sharing®*.

To our fellow shareholders, clients, consultants and employees:



Our belief, based on historical experience, is that the emergence of AI most closely aligns with the emergence of the internet.

In 2025, a persistently tepid and largely frozen labor market with limited job growth coming off the post-pandemic peaks contributed to the broader professional staffing and technology services sector seeing its third consecutive year of revenue declines. While companies remain cautious about permanent hiring, they typically shift first to flexible talent as they assess the durability of macroeconomic conditions, an approach we believe may be reflected in our recent operating trends and suggestive of a more typical cyclical pattern. Over the past year-plus, AI and the surrounding noise have also materially influenced the market. Companies have been required to assess what this revolution in technology means to their technology roadmaps. We believe this may also have contributed to clients' relative restraint in undertaking significant long-term technology investments over the past several years. However, we are beginning to see increasing signs that companies are not only assessing the ultimate value of these tools, but also realizing the amount of time and extensive preparatory work required to derive value from this emerging technology. Against this backdrop of economic and technological uncertainty, demand for flexible talent is likely to increase as organizations prioritize agility in the face of required investment in mission-critical initiatives. We remain confident about the ongoing need for technology talent and also believe that, over time as in all previous secular technology shifts, AI will be a net positive for our business both in terms of client demand and internal productivity gains. This belief may be supported by the January 2026 BLS data, which saw the third consecutive monthly increase in the temp penetration rate, after twenty-one months of consecutive declines.

Our highly tenured management team has witnessed the advent of transformative technology before, such as the migration from mainframe to distributed processing, the emergence of the internet, the mobile revolution, and the move to cloud computing. Our belief, based on historical experience, is that the emergence of AI most closely aligns with the emergence of the internet. Unlike other secular technology shifts, the internet and AI directly impact operating models and broadly touch virtually all white-collar roles in some manner. The internet secular shift followed a typical investment and integration cycle pattern: initial exuberance, massive infrastructure investment combined with fear-driven investment, premature abandonment of legacy systems, realization of integration and modernization needs, a return to balanced strategic investment and, finally, workforce transformation and skill shortage. We believe businesses' reaction to generative AI, and its offshoots into agentic AI and cognitive AI, may be mirroring this historical pattern, which has in past cycles resulted in incremental opportunities for Kforce. Securing the right talent, organizing the right teams and launching focused initiatives is essential for organizations to successfully adopt and maximize these new tools. Our strong position should allow us to increase client-share and expand into new clients.

Our domestically focused, organic growth strategy continues to serve us well by minimizing distractions and enabling our people to be hyperfocused on partnering with clients to solve their most critical business challenges through the application of technologies. While operating conditions across the technology services sector remained subdued throughout 2025, our Technology business showed increasing signs of stabilization and a build of momentum in the second half of the year, culminating in the fourth quarter with our highest sequential billing day growth since the second quarter of 2022. The momentum that we experienced also appears to have carried into early 2026 as our guidance for the first quarter of 2026 resembled a pre-pandemic average sequential billing day decline. We believe this reflects both the resilience of our client portfolio and the critical nature of the work our teams deliver. We also took actions in the fourth quarter of 2025 to refine our internal headcount and organizational structure to further align with current revenue levels and position us well to execute in 2026 and beyond.

Our teams have continued to persevere and make the necessary adjustments within our business to maintain high levels of performance and significantly advance our strategic priorities, which we believe will provide a great foundation moving forward to return higher levels of profitability as revenues inflect. We believe we are ideally positioned to capitalize on increasing demand when the market improves and continue capturing additional market share.

FULL YEAR 2025 FINANCIAL HIGHLIGHTS

- Revenue for the year ended December 31, 2025 was $1.33 billion compared to $1.41 billion for the year ended December 31, 2024.

- Technology revenue of $1.23 billion decreased 4.8% year over year (4.5% on a billing day basis) and represented 93% of total firm revenues.

- Operating margin was 3.8% for the year ended December 31, 2025, which decreased 120 basis points year over year. Adjusted operating margin[1] was 4.0% for the year ended December 31, 2025, which decreased 100 basis points year over year.

- Diluted earnings per share for the year ended December 31, 2025 were $1.96 per share, a decrease of 26.9% year over year. Adjusted diluted earnings per share[1] for the year ended December 31, 2025 were $2.09 per share, a decrease of 22.0% year over year.

- We returned $76.0 million in capital to our shareholders in the form of open market repurchases totaling $48.5 million and quarterly dividends totaling $27.5 million during the year ended December 31, 2025, which represented over 100% of operating cash flows.

- Our Board of Directors approved an increase in our dividend in early 2026, which represented the seventh consecutive annual increase.

OUR SERVICE LINES

Technology (93% of Revenue)

Our decision to grow our business organically with a consistent, refined business model tailored to providing highly skilled technology talent solutions to world-class companies in the domestic market has been critical to our success over many years.

From a performance standpoint, our overall Technology business declined by 4.8% in 2025 on a year-over-year basis (4.5% on a billing day basis). Following unprecedented levels of growth that exceeded 40% across the two-year period from 2021 and 2022, Technology revenues declined three years consecutively.

Our Technology service offering has evolved over the years beyond traditional professional staffing assignments to include consulting-oriented engagements based on the demand we began to experience from our clients nearly a decade ago. Since that point, we have been organically investing in our consulting solutions capabilities by hiring technical practice experts and delivery assurance professionals, among others, from renowned solutions providers. Clients continue to prioritize efficient access to highly skilled talent and see our services as a cost-effective solution to meet their technology project requirements, leveraging our superior delivery capability. The demand for our consulting-oriented offering continued to contribute positively to the results of our overall Technology business given its continued year-over-year growth rate, higher margin profile and higher average bill rate.

Our clients remain focused on critical technological initiatives across our practice areas, including data, AI, digital, platform (application) engineering and cloud. Our core competency is sourcing nearly real-time the best available quality talent, at scale, for our clients as demand for various skillsets changes and evolves, such as those required in the era of AI. We expect this to continue as clients increasingly look to us to provide data and digital resources to support their data requirements, integration work and cloud migration activities to modernize their environments that are at the front end of their AI investments. As technology has evolved over the decades, we have efficiently and effectively evolved with the changing skillset demands of our clients.

Finance and Accounting (7% of Revenue)

Our FA business declined 12.3% year over year due to the ongoing strategic repositioning of this business to higher skilled work that we believe to be less susceptible to technological disruption and offshoring along with a more challenging macro-environment. With that said, we were successful in driving significant sequential improvements in the third and fourth quarters of 2025 of 7% and 2%, respectively, after realigning our teams in early 2025 to gain greater focus and accountability. Our average bill rate of approximately $53 per hour has increased from the low- to mid-30s prior to the repositioning, while maintaining a stronger margin profile and enhancing its profitability.

POSITIONING KFORCE FOR THE FUTURE

We continue to make the necessary adjustments within the business to maintain high levels of performance, while also maintaining elevated investments in critical initiatives. This provides a great foundation moving forward to generate higher levels of profitability as revenues inflect. We made tremendous progress in 2025 with our strategic initiatives, including the future-state implementation of Workday as our enterprise cloud application for human capital management and financials, the evolution of our offshore delivery capability in India and

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(1) References to "adjusted" pertain to non-GAAP measures that are more fully described in the Adjusted Financial Performance Measures section of this report.

the further integration of the full spectrum of our service offerings across the firm as One Kforce. Mid-year, we formalized a fourth strategic priority: empowering our firm strategy through AI.

Each of these strategic initiatives are transformational in nature and will be meaningful contributors to us meeting our longer-term financial objectives of generating operating margins of approximately 8% when we return to $1.7 billion in annual revenue, which is about 100 basis points higher than the last time we attained $1.7 billion in revenue.

I have seen many economic cycles in my 35 plus years in this business, and each one behaved a bit differently. What remains clear to us though is that the broad and strategic uses of technology, including AI technologies, will continue to evolve and play an increasingly instrumental role in powering businesses, and that access to highly skilled and scarce technology talent to drive this evolution will remain critical. Over the last several years, we have made responsible adjustments to align headcount levels with revenue levels and productivity expectations. We have also continued to prioritize the retention of our most productive associates while making targeted investments to ensure we are well-positioned to capitalize on accelerating market demand. We are energized by the opportunities ahead and are confident in our ability to continue delivering exceptional results and sustaining the recent momentum. Our success reflects the deep trust and partnership we share with our clients, candidates, and consultants — relationships that continue to drive our growth and innovation.

We are fortunate to have one of the most recognized brands in the market. Our reputation has been established over our more than 60-year operating history, as evidenced by several accolades such as us carrying the highest overall Glassdoor rating within our peer group, Best Workplace in Consulting and Professional Services, America's Best Recruiting Firms, Top Workplace in Tampa Bay and Great Place to Work.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG)
Our 2025 Sustainability Report will outline the progress we made in our ESG efforts last year. We continue to make progress in reducing our environmental footprint, fostering a diverse and inclusive workplace and upholding the highest standards of governance. We continuously refine these initiatives to ensure they remain effective and impactful. Our overall ESG strategy is outlined in our annual Sustainability Report, which will be published in June 2026.

STEWARDSHIP
Our core values include compassion, unity and fun, which support our culture of stewardship. We are passionate about leaving a lasting, positive impact on the world and the local communities in which we operate. Under our guiding principle,

Empowering People Through Knowledge Sharing®, we focus on programs that help people develop skills, gain knowledge and pursue meaningful careers.

Our employees lead the way in our community engagement efforts. Their passion for education, community development and human services guides our community engagement strategy. We bring a unified approach to philanthropy by partnering with four corporate-sponsored charities: Best Buddies Tampa Bay, Feeding Tampa Bay, Junior Achievement Tampa Bay and Special Operations Warrior Foundation. We also encourage our people to support causes and organizations they are passionate about.

SUMMARY
We have built a solid foundation at Kforce to advance our Mission of *Uniting professionals to achieve success through lasting personal relationships®* and Vision *To have a meaningful impact on all the lives we serve®*.

I am immensely proud of the performance and resilience of our collective Kforce team, exhibited through their daily actions while living out our tagline *We Love What We Do. We Love Who We Serve®*. Together, we fought through a challenging operating environment, made some difficult decisions and met each challenge. We are blessed to have a tenured Executive Leadership Team that has been through multiple economic cycles and many technological evolutions together. We remain committed to investing in areas of our business that we believe will help drive long-term growth and achieve our longer-term financial objectives. We enter 2026 well positioned to capture additional market share and continue creating significant long-term returns for our shareholders.

Our core competency is sourcing nearly real-time the best available quality talent, at scale, for our clients as demand for various skillsets changes and evolves such as those required in the era of AI.

Joseph J. Liberatore
President and Chief Executive Officer

TECHNOLOGY

Our technology services span strategy and implementation by providing thought leaders and domain experts who deliver tailored transformation solutions. By combining our deep technical and multi-industry expertise, we provide the knowledge and leadership that help our clients address complex challenges and accelerate their business.

Our focus areas are:

- **DATA AND AI**
  We serve our clients throughout the full data lifecycle: from describing past performance and understanding current progress to predicting future outcomes and prescribing next steps to improve efficiency and grow revenue.
- **PLATFORM (APPLICATION) ENGINEERING**
  We create and deploy comprehensive full-stack solutions across the entire digital ecosystem, including software, web and mobile development, to enhance user experience and deliver impactful outcomes.
- **DIGITAL**
  We take a human-centered, design-inspired approach to craft simple, personalized and differentiating digital solutions that drive revenue growth, brand loyalty and customer satisfaction.
- **CLOUD**
  We empower our clients with cloud-native solutions customized to the right platform for their journey and fast-track their use of cloud computing.


Over the last several years, we have made responsible adjustments to align headcount levels with revenue levels and productivity expectations.

FINANCE AND ACCOUNTING

We deliver highly skilled professionals to accomplish critical objectives, while providing flexibility to address our clients' needs on a temporary, direct-hire and project-driven basis.

Our areas of expertise are:

- **STRATEGIC**
  We support senior-level decision making, ranging from financial, risk, mergers and acquisitions to business intelligence and data science.
- **ANALYTICS**
  We provide detailed and thorough analytical functions that create valuable insights and support informed decision making.
- **OPERATIONAL AND TECHNICAL**
  We execute day-to-day accounting and analysis, including financial reporting, controlling and planning.
- **TRANSACTIONAL**
  We perform essential functions, including accounts receivable, accounts payable and payroll.


1,200%
800%
400%
0%
KFRC
RUSSELL 2000

Our total shareholder return (TSR) since going public in August 1995 has been approximately 1,100%, roughly 1.5 times greater than the Russell 2000 over the same period.

Kforce TSR vs. Russell 2000 Index stock performance from 8/15/95 (IPO) to 12/31/25

SELECTED FINANCIAL DATA

The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with Kforce's Consolidated Financial Statements and the related notes thereto ("Consolidated Financial Statements") incorporated into this Annual Report.

Years Ended December 31,	2025	2024	2023	2022	2021
(In thousands, except per share amounts)					
Revenue	$ 1,329,007	$1,405,308	$1,531,756	$1,710,765	$1,579,922
Gross profit	361,373	385,445	427,066	501,107	456,864
Selling, general and administrative expenses	305,748	309,802	334,933	379,815	345,721
Depreciation and amortization	5,548	5,922	5,012	4,427	4,500
Other expense, net	3,132	2,097	1,871	14,423	7,376
Income before income taxes	46,945	67,624	85,250	102,442	99,267
Income tax expense	12,120	17,210	24,175	27,011	24,090
Net income	$ 34,825	$ 50,414	$ 61,075	$ 75,431	$ 75,177
Earnings per share — basic, continuing operations	$1.97	$2.71	$3.18	$3.76	$3.65
Earnings per share — diluted, continuing operations	$1.96	$2.68	$3.13	$3.68	$3.54
Weighted average shares outstanding — basic	17,675	18,574	19,188	20,054	20,579
Weighted average shares outstanding — diluted	17,776	18,811	19,507	20,503	21,212
Dividends declared per share	$1.56	$1.52	$1.44	$1.20	$0.98

As of December 31,	2025	2024	2023	2022	2021
(In thousands)					
Cash and cash equivalents	$ 2,142	$ 349	$ 119	$ 121	$ 96,989
Working capital	$ 88,542	$ 112,949	$ 141,484	$ 146,327	$ 211,680
Total assets	$ 365,638	$ 357,834	$ 357,979	$ 392,004	$ 503,401
Total outstanding borrowings on credit facility	$ 66,400	$ 32,700	$ 41,600	$ 25,600	$ 100,000
Total long-term liabilities	$ 127,305	$ 90,759	$ 95,924	$ 78,373	$ 154,564
Stockholders' equity	$ 124,603	$ 154,618	$ 159,080	$ 182,198	$ 188,406

STOCK PRICE PERFORMANCE

The following graph compares the cumulative five-year total return on our common stock, the New York Stock Exchange and our Peer Group using the value of an investment of $100 on December 31, 2020 with dividends fully reinvested. All returns are weighted based on market capitalization at the end of each discrete measurement period. Historical stock prices of our common stock are not necessarily indicative of future stock price performance.



Index	2020	2021	2022	2023	2024	2025
Kforce Inc.	100.0	181.6	134.9	170.2	146.3	83.3
New York Stock Exchange Composite Index	100.0	118.2	104.5	116.0	131.5	151.5
2025 Performance Peer Group	100.0	143.8	114.5	127.6	107.1	70.9
2024 Peer Group	100.0	146.3	115.5	136.2	127.5	87.5

Our 2025 Performance Peer Group consisted of the following companies:

ASGN Incorporated	ManpowerGroup, Inc.	Resources Connection, Inc.
Korn Ferry	Randstad AMS	Robert Half Inc.

Our 2024 Peer Group consisted of the following companies:

ASGN Incorporated	Huron Consulting Group Inc.	Perficient, Inc.
Barrett Business Services, Inc.	ICF International, Inc.	Resources Connection, Inc.
CBIZ, Inc.	Kelly Services, Inc.	Robert Half Inc.
The Hackett Group, Inc.	Korn Ferry	True Blue, Inc.
Heidrick & Struggles International Inc.	ManpowerGroup, Inc.	

The Compensation Committee ("Committee") reviews the composition of the peer group on an annual basis with the assistance of Pay Governance.

The 2025 Performance Peer Group consists of publicly traded staffing and solutions companies that are engaged, or have subsidiaries, divisions or portions of their business engaged, in providing services that are reasonably comparable to Kforce. We utilize the financial performance of the companies included in the 2025 Performance Peer Group — or the performance of the portions of these companies that focus in providing services reasonably comparable to Kforce — to assess Kforce's relative performance. The 2025 Performance Peer Group was specifically used to determine the value of equity long-term incentive compensation by comparing Kforce's TSR performance (over a three-year period) to the average TSR performance of the 2025 Performance Peer Group.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Holders of Common Stock

Our common stock trades on the New York Stock Exchange ("NYSE") using the ticker symbol "KFRC." At February 13, 2026, there were 429 holders of record.

Purchases of Equity Securities by the Issuer

The following table presents information with respect to repurchases of Kforce common stock under the Board-authorized stock repurchase program during the three months ended December 31, 2025:

Period	Total Number of Shares Purchased (1)(2)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (3)	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs (3)
October 1, 2025 to October 31, 2025	164,173	$28.03	164,173	$100,000,000
November 1, 2025 to November 30, 2025	21,483	$28.91	20,783	$ 99,399,849
December 1, 2025 to December 31, 2025	132,801	$31.35	70,467	$ 97,199,305
Total	318,457	$29.47	255,423	$ 97,199,305

(1) Includes 700 repurchased shares withheld for tax withholding upon vesting of restricted stock for the period November 1, 2025 to November 30, 2025.
(2) Includes 62,334 repurchased shares withheld for tax withholding upon vesting of restricted stock for the period December 1, 2025 to December 31, 2025.
(3) In October 2025, the Board approved a change to the stock repurchase program, increasing the total authorization to $100 million.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In addition to the inherent operational risks, Kforce is exposed to certain market risks, primarily related to changes in interest rates. At December 31, 2025, we had $66.4 million outstanding under the Credit Facility. A hypothetical 10% increase in interest rates in effect at December 31, 2025 would increase Kforce's annual interest expense by less than $0.5 million. Refer to Note 12 — "Credit Facility" in the Notes to Consolidated Financial Statements, included in this Annual Report, for a complete discussion of the Credit Facility.

BUSINESS

COMPANY OVERVIEW

Kforce Inc., along with its subsidiaries (collectively, "Kforce"), is a solutions firm specializing in technology, finance and accounting, and other professional staffing services. Through our KNOWLEDGEforce®, we help industry-leading companies realize their digital transformation initiatives. We assemble and deploy teams of skilled technical experts who design and deliver solutions tailored to the unique requirements of each client. These scalable and flexible solutions are shaped by our deep market insight, thought leadership and broad experience across multiple industries.

Our integrated approach is rooted in more than 60 years of proven success providing highly skilled professionals on a temporary ("Flex") basis, whether through traditional staffing assignments or solutions-oriented engagements where we are responsible for delivering defined outcomes. We also support our clients by placing highly skilled professionals in permanent ("Direct Hire") roles. Each year, approximately 17,000 talented experts work with Fortune 500 and other leading companies, enabling us to achieve Great Results Through Strategic Partnership and Knowledge Sharing®.

Over more than a decade, we have executed meaningful strategic changes to sharpen our focus on technology talent solutions, including completing a series of divestitures of businesses that were outside our core offerings.

During 2025, we expanded our delivery capabilities by establishing a development center in Pune, India, which is frequently ranked as one of the top information technology hubs in India. Beginning in January 2025, our India operations began supporting engagements with our U.S. clients. We believe that combining this offshore capability with our strong U.S. sales and delivery teams and our high-quality vendor network enhances our ability to meet clients' evolving needs, whether onshore, nearshore or offshore.

$1.1 Billion Total Capital Returned to Shareholders Since 2007	**#1** Recognized Brand by Technology Consultants per Staffing Industry Analysts
93% Revenue Concentrated in Technology Staffing and Solutions	**KFRC** Listed on New York Stock Exchange
1962 Year Founded	**17,000** Consultants Placed Annually

Our operating results are influenced by several factors, including:
- the number of billing days;
- seasonal patterns in our clients' business;
- changes in holidays and vacation days taken, which is usually highest in the fourth quarter of each calendar year; and
- increased payroll-related costs resulting from the annual reset of certain U.S. state and federal employment taxes at the beginning of each calendar year, which negatively impacts gross profit and overall profitability in the first quarter of each calendar year.

Our Technology and Finance and Accounting ("FA") businesses represent our two reportable segments. Our Technology business comprises 93% of our overall revenues, and the remainder is generated by our FA business. For our Flex services, we provide our clients with qualified individuals ("consultants"), or teams of consultants, on a finite basis when the skills and experience of the consultants are the right match for our clients. For our Direct Hire services, we identify qualified individuals ("candidates") for permanent placement with our clients. We further describe our two reportable segments below.

OUR TECHNOLOGY BUSINESS

We deliver talent solutions to our clients across a range of highly skilled disciplines including, but not limited to, systems and applications architecture and development (mobility and web); data management and analytics; cloud architecture and engineering; business and artificial intelligence ("AI"); machine learning; project and program management; and network architecture and security.

Over time, our service offerings have expanded beyond traditional staffing to include solutions-oriented engagements in response to evolving client demand. Clients continue to prioritize efficient access to specialized talent and view our solutions offering as a cost-effective means for advancing their technology initiatives. This offering has been a meaningful contributor to the financial performance of our Technology business in recent years, and we expect the mix of this offering to continue to grow in the future.

We serve clients across virtually all major industries, with a diversified presence in financial and business services, communications, insurance, retail and technology, among others.

The demand for our solutions engagements contributed positively to the results of our Technology business again in 2025, experiencing growth on a year-over-year basis, while our traditional staff augmentation offering has experienced relatively weaker results. Our integrated strategy initiative seeks to capitalize on the strong relationships we have with world-class companies by utilizing the full breadth of our existing sales teams, recruiters, consulting solutions professionals, and technology practice experts, among other teams within the Firm, to effectively provide higher value engagements to our clients, cost efficiently. We expect to continue to fuel investments in our consulting solutions offering and further integrate this capability within the Firm.

According to the September 2025 report published by Staffing Industry Analysts ("SIA"), temporary technology staffing was projected to decline 2% in 2025 and return to modest growth of 1% in 2026. Technology, as a discipline, continues to be project driven, even amidst generational technological changes like AI. We believe companies must continue investing in technology initiatives to remain competitive and to effectively change how they operate and deliver value to their customers, clients, investors and employees, regardless of macroeconomic conditions.

Secular demand drivers for technology accelerated significantly exiting both the Great Recession — with innovations in mobility and cloud computing, among others — and the 2020 COVID-19 Pandemic, which led to widespread digitalization of businesses and a heightened focus on generative AI. While each economic cycle unfolds differently, we believe the broad and strategic application of technology, including the early stages of AI, will continue to play an increasingly essential role in enabling businesses. Over the long term, we believe that AI and other innovative technologies will continue to drive higher levels of demand for technology resources and that the pace of change will accelerate. We believe our Technology business is well positioned to meet this demand.

While our Technology business is not immune to economic turbulence, we continue to believe that innovation remains critical for companies seeking to execute their business strategies and maintain relevance in a rapidly changing marketplace.

Our Technology revenues decreased 4.8% year over year (4.5% on a billing day basis) to $1.2 billion in 2025 and marked the third consecutive year of revenue declines (2023-2025), which we believe was largely due to ongoing macroeconomic uncertainties that have largely persisted since the second half of 2022, the shedding of technologists hired during the immediate post-pandemic boom (where our Technology business grew 18% in 2022 and more than 22% in 2021, on a year-over-year billing day basis) and is also reflective of the early phases of technology disruption with generative AI where companies are assessing implications on their business and technological roadmaps. Notably, we experienced sequential growth in the fourth quarter of 2025 of approximately 3% on a billing day basis, which was the highest sequential growth since the second quarter of 2022. The average bill rate was approximately $89 per hour in the fourth quarter of 2025, which was stable on a year-over-year basis. Our average assignment duration was 10 months in 2025, which is also consistent with the prior period.

OUR FA BUSINESS

In recent years, we have strategically repositioned our FA business to focus on more highly skilled assignments that we believe will be less vulnerable to technological disruption or automation and that align more closely with our Technology business. Our FA talent solutions primarily support traditional finance and accounting roles, including: financial planning and analysis; business intelligence analysis; general accounting; transactional accounting (such as payables, billing, cash applications and receivables); business and cost analysis; and taxation and treasury.

We selectively continue to provide consultants in lower skilled roles to support certain longstanding clients that remain strategically important to our overall success (such as mortgage servicing, customer and call center support, data entry and administrative roles).

We serve FA clients across a diverse set of industries, including financial services, business services, healthcare and manufacturing sectors, among others.

Our overall average bill rate in the fourth quarter of 2025 was approximately $53 per hour, an increase of 3.9% from $51 per hour in the fourth quarter of 2024. This continues the upward trajectory following our repositioning efforts as compared to our average bill rate in the fourth quarter of 2019 of $37 per hour.

Our FA revenues decreased 12.3% year over year (11.9% on a billing day basis) to $98.7 million in 2025 compared to 2024, which we believe was largely due to the ongoing macroeconomic uncertainties. With that said, FA revenues experienced sequential growth in the third and fourth quarters of 2025 of 6.9% and 2.4%, respectively.

OUR CONSULTANTS

The majority of our consultants are directly employed by Kforce, including domestic employees and foreign workers whose visas are sponsored by the Firm. As the employer of these consultants, we are responsible for the employer's share of payroll taxes ("FICA"); federal and state unemployment taxes; workers' compensation insurance; health, welfare and retirement benefits and other direct labor-related costs.

A key ingredient to our overall success in attracting and retaining our consultants is fostering a positive overall experience, including meaningful and rewarding assignments with world-class companies.

We evaluate the quality of our consultants' experience through established staffing industry benchmarks and net promoter score ("NPS") surveys administered by an independent third party. We also regularly solicit direct feedback from our consultants to identify opportunities to enhance our services. Our 2025 consultant NPS results exceeded current industry averages and achieved the world-class designation, as defined by the independent third party.

OUR INDUSTRY OVERVIEW AND ADDRESSABLE MARKET OPPORTUNITY

We assist our clients, which are principally market-leading companies across a broad range of industries, in helping to solve their complex business challenges through the application of technologies and assisting them with digitally transforming their businesses. We continue to believe that technology is at the epicenter of how business is conducted and investments in technology are necessary in today's competitive and disruptive business climate. Our core competency is rooted in the ability to identify and provide highly-qualified and highly-skilled consultants to our clients under a spectrum of engagement structures from traditional staffing assignments to project teams responsible for ultimately delivering technology solutions directly to the client.

From a traditional staffing standpoint, the staffing industry is made up of thousands of companies, most of which are small local firms providing limited service offerings to relatively small local client bases. A report based on revenues published by SIA in 2025 indicated that, in the United States, Kforce is among the largest publicly-traded specialty staffing firms and is the sixth largest technology temporary staffing firm.

According to the September 2025 SIA report, the technology temporary staffing industry and finance and accounting temporary staffing industry are projected to generate revenues of $38 billion and $8 billion, respectively, in 2026. Based on these projected revenues, our market share in our Technology business is approximately 3%. We continue to focus on expanding our market share of the U.S. technology temporary staffing industry and to further invest in our capability to provide higher level technology services and solutions while also integrating that capability within our overall Technology business. We believe that the organic investments that we have made in our solutions capabilities over the last several years has meaningfully expanded Kforce's total addressable market into the technology services and solutions space. As we continue to deliver on our solutions engagements with clients and further mature our capabilities in our digital, cloud, data and AI, and platform engineering practice areas, we would expect our ability to capture an increasing portion of the overall technology services and solutions market to improve. While reports differ in the size of the technology services and solutions addressable market, IBISWorld has indicated it is greater than $750 billion. While the portion that is addressable by Kforce is debatable, we believe that our addressable market is many times greater than the $38 billion for the technology temporary staffing industry.

Based on data published by the U.S. Bureau of Labor Statistics and SIA, temporary employment figures and trends are important indicators of staffing demand from an economic standpoint. The penetration rate (the percentage of temporary staffing to total employment) decreased to 1.5% in December 2025, from 1.7% in December 2024, while the unemployment rate, increased to 4.4% in December 2025 from 4.1% in December 2024. In addition, the college-level unemployment rate, which we view as a more relevant benchmark for the professional talent markets we serve, increased to 2.8% in December 2025, from 2.4% in December 2024. While these labor market indicators point to broader economic uncertainty, our recent trends suggest that demand for skilled professionals, particularly in technology, continues to be supported by clients' ongoing project requirements and long-term transformation initiatives.

Our Strategic Priorities

Our strategic priorities are centered around driving greater long-term shareholder value by outperforming the market from a revenue growth perspective, making prudent investments to enhance our efficiency and effectiveness and that we believe best strategically position Kforce within a rapidly evolving technological marketplace, and significantly improving our profitability levels as we progress towards our financial objectives. We believe the following strategic priorities are important to achieving our objectives.

Technology Transformation. We have been meaningfully investing in high quality technologies that have significantly bolstered our associates' productivity and enhanced our ability to effectively and efficiently support our clients, consultants and candidates. Examples of the more significant technological investments have been, among others, (i) the implementation of Microsoft Dynamics as our customer relationship management (CRM) and talent relationship management (TRM) platform, (ii) the implementation of a data and analytics and business intelligence capability and (iii) more recently, making significant progress on the implementation of Workday as our future state enterprise cloud application for Human Capital Management (HCM) and financials. We continue to make investments in our technologies and enhance our sales and delivery capabilities and processes in ways we believe will allow us to better evaluate and shape business opportunities with our clients and more seamlessly match candidates to assignments and projects.

The last significant investment in back-office technologies was more than 15 years ago, despite the complexities of our business and client requirements having grown significantly. We have been primarily meeting these complexities and requirements by incrementally adding internal resources, which is not a scalable solution as we continue to grow and have a greater mix of solutions-oriented engagements. We believe our multi-year transformation program for our back-office technology will enhance the support to our Firm, including our clients, candidates and consultants. Overall, we believe the benefits of streamlining our processes will create a positive impact resulting in increased client satisfaction and improved associate productivity. This multi-year effort was initiated following a comprehensive assessment of our current technological position, which confirmed our belief that we have a tremendous opportunity to fundamentally transform and create advancements in our back-office functions.

We made significant progress related to the implementation of Workday over the last few years with our expected go-live event to be in early 2027. We expect to continue making significant investments in 2026 towards this go-live in certain areas, including comprehensive data validation and end-to-end testing, deployment preparation activities and readiness for post-implementation support. We remain committed to disciplined execution of this initiative and to ensuring a successful implementation of Workday in 2027 and subsequent realization of the expected benefits.

Integrated Strategy. Our technology service offering has evolved over the years beyond traditional staffing assignments to include more consulting and solutions-oriented engagements based on the demand we were seeing from our clients. Our clients continue to prioritize efficient access to highly skilled talent and see our services as a cost-effective solution to meet their technology project requirements. While many companies have siloed their staffing and consulting capabilities, our integrated strategy efforts are intended to capitalize on the strong relationships we have with world-class companies by utilizing our existing sales teams, recruiters, consulting solutions professionals and technology practice experts, among other teams within the Firm, to deliver a seamless and connected experience to our clients. We expect that our integrated strategy efforts will result in a differentiated experience, leading to accelerated revenue growth and improved profitability levels as we make progress towards our longer-term financial objectives of approximately 8% operating margin at $1.7 billion in annual revenues and double-digit operating margins at slightly greater than $2 billion in annual revenues.

Evolving our Nearshore and Offshore Delivery Strategy. Historically, the overwhelming majority of our revenues were generated by helping our clients solve their most complex technology challenges through our onshore delivery model. This onshore delivery capability was complemented by a high-quality vendor network where our clients required a multi-shore delivery model (onshore, nearshore and offshore). An increasingly important vehicle to providing cost-effective solutions is the ability to source highly skilled talent outside of the United States. Following a period of comprehensive due diligence, including an executive trip in August 2024 to India, we made the strategic decision to establish an offshore delivery capability in Pune, India referred to as Knowledgeforce India. Pune is a premier technology hub in India, and we are optimistic about leveraging this capability to further enhance our service offerings to our clients. Beginning in January 2025, Knowledgeforce India began supporting project engagements for our U.S. clients. We believe that combining this offshore capability with our strong U.S. sales and delivery teams and our high-quality vendor network enhances our ability to meet clients' evolving needs, whether onshore, nearshore or offshore.

Empowering Strategy Through AI. Our adoption of and commitment to AI is a continuation of the values, mission and identity we have established over 60 years to fully embrace and utilize technology as it evolves. We have strategically concentrated our technology platforms with market-leading providers, most namely Microsoft and Workday (implementation is in progress), and expect to benefit from their tremendous investments in AI capabilities within their platforms. In addition, we are thoughtfully incorporating AI capabilities into areas of our operations to enhance efficiency and support our teams. These efforts focus on responsible use, employee training and ongoing evaluation to ensure that the tools are applied in a manner consistent with our longstanding principles. While we believe AI may complement aspects of our existing processes, the scope and impact of future adoption may change as we continue to assess opportunities, benefits and risks. We will continue to monitor developments and adjust our approach as the technology develops.

COMPETITION

We operate in a highly competitive and fragmented staffing industry comprised of large, mature, global and national providers and many local staffing and solutions firms. Within our solutions offerings, we also face competition from global, national and regional accounting, consulting and advisory firms, as well as national and regional strategic consulting and systems implementation firms.

We believe that our competitive advantage lies in a combination of factors: long-standing client relationships with primarily Fortune 500 and other leading companies; greater focus with more than 93% of our business concentrated in providing technology staffing and solutions services; breadth of service offerings from traditional staffing assignments to solutions engagements; providing timely access to highly qualified talent, which allows us to deliver our solutions at scale; and dedicated, tenured and passionate associates. We believe our long-established brand reputation reinforces our position as a trusted partner while upholding a strong compliance framework to ensure regulatory adherence. Together, these strengths enable us to provide high-quality solutions in an increasingly competitive market.

Managed Service Providers ("MSP") or Vendor Management Organizations ("VMO") are utilized by many of our clients for the management and procurement of our services. We do not consider these organizations as a competitive threat. Generally, MSPs and VMOs standardize processes through the use of Vendor Management Systems ("VMS"), which are tools used to aggregate spend and measure supplier performance. VMS providers are also offered through independent providers. MSPs, VMOs and/or VMS providers charge staffing firms administrative fees typically ranging from 1% to 4% of revenue.

In addition, the aggregation of services by MSPs for their clients into a single program can result in significant buying power and, thus, pricing power. Therefore, the use of MSPs by our clients has, in certain instances, resulted in gross margin compression, but has also led to incremental client share through our client's vendor consolidation efforts given our reputation for providing superior services. Kforce does not currently provide MSP or VMO services directly to our clients; rather, our strategy has been to work with MSPs, VMOs and VMS providers that enable us to better extend our services to current and prospective clients.

To attract consultants and candidates, we emphasize our ability to provide: competitive compensation and benefits; high quality and challenging assignments with market-leading companies; scheduling flexibility and permanent placement opportunities, all of which are important to Kforce being the employer of choice.

Because individuals pursue other employment opportunities on a regular basis, it is important that we respond to market conditions affecting these individuals and focus on our consultant relationship objectives. Additionally, in certain markets, from time to time we have experienced significant pricing pressure as a result of our competitors' pricing strategies, which may result in us not being able to effectively compete or choosing to not participate in certain business that does not meet our profitability standard.

REGULATORY ENVIRONMENT

Staffing and solutions firms are generally subject to the following types of government regulations and enforcement: (1) regulation of the employer/employee relationship, such as wage and hour regulations, payroll tax withholding and reporting, immigration/visa regulations, as well as social security and other retirement, anti-discrimination, employee benefits and workers' compensation regulations; (2) registration, licensing, recordkeeping and reporting requirements; and (3) worker classification regulations.

As the employer of the majority of our consultants, Kforce is responsible for the employer's share of FICA, federal and state unemployment taxes, workers' compensation insurance, providing healthcare and retirement plan options, and other direct labor costs relating to our employees. We also provide paid leave for our core associates and certain consultants. We have no collective bargaining agreements covering any of our employees, have not experienced any material labor disruption and are unaware of any current efforts or plans of our employees to organize.

Because we operate in a complex regulatory environment, one of our top priorities is compliance. For more discussion of the potential impact that the regulatory environment could have on Kforce's financial results, refer to Item 1A. Risk Factors of the Kforce 10-K.

INSURANCE

Kforce maintains a number of insurance policies, including directors and officers, cybersecurity, professional liability, employment practices liability, general liability, umbrella and excess liability, excess health insurance coverage, workers' compensation and employers' liability, crime, property, fiduciary, automobile liability, and liability for certain foreign exposure. These policies provide coverage, subject to certain terms, conditions and limits of liability and deductibles, for certain liabilities that may arise from Kforce's operations. There can be no assurance that any of the above policies will be adequate for our needs, or that we will maintain all such policies in the future.

HUMAN CAPITAL MANAGEMENT

For over 60 years, Kforce's values have been rooted in integrity, compassion, and stewardship. As a human capital solutions business, we are driven by the desire to serve others, provide meaningful work opportunities to a diverse workforce and strengthen the communities in which we operate.

Our work environment is shaped by our people. We maintain a commitment to our employees' well-being, flexibility and balance, and learning and development. We believe these initiatives are a testament to how much we value and invest in our people.

Well-Being, Flexibility and Balance — The success of our business is fundamentally connected to the well-being of our people. We provide our associates and consultants, and their families, with access to a variety of flexible and convenient health and wellness programs. These programs are part of our thoughtful and comprehensive response to support the physical and mental health of our employees by providing tools and resources that each employee can use to improve or maintain their health.

Our Office Occasional® work environment (remote-first, office occasionally) is supported by flexibility and choice and empowered by trust and technology. The shift in strategy following the pandemic allowed us to introduce a new design, which led to the streamlining of our overall physical real estate footprint. We believe that our Office Occasional® model allows our associates to design their workdays; thus, additionally contributing to their health and well-being.

Learning and Development — To turn a job into a career, we believe people need clear and attainable paths to grow. We are committed to investing in the tools, resources and trainings necessary for our people to excel in all stages of their career. We believe our leadership development programs help people grow their skills from the moment they join our Firm through the most senior level of their careers.

At December 31, 2025, Kforce employed over 1,600 associates and had approximately 7,800 consultants on assignment with our clients, of which a significant majority of these consultants are employed directly by Kforce.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This MD&A should be read in conjunction with our Consolidated Financial Statements and the accompanying notes thereto and the Business Overview of this Annual Report, for an overview of our operations and business environment.

EXECUTIVE SUMMARY

The following is an executive summary of what Kforce believes are highlights for the year ended December 31, 2025, which should be considered in the context of the additional discussions herein and in conjunction with the consolidated financial statements and notes thereto.

- Revenue for the year ended December 31, 2025 decreased 5.4% (5.1% on a billing day basis) to $1.33 billion in 2025 from $1.41 billion in 2024. Revenue decreased 4.8% (4.5% on a billing day basis) and 12.3% (11.9% on a billing day basis) for Technology and FA, respectively, in 2025, primarily driven by decreases in consultants on assignment. We believe these decreases are primarily related to macroeconomic uncertainties and the natural impacts of the early phases of significant technology evolutions (such as AI) as companies assess the implications on their businesses and their investment strategies.

- Flex revenue decreased 5.3% (4.9% on a billing day basis) to $1.30 billion in 2025 from $1.38 billion in 2024. In 2025, Flex revenue decreased 4.7% (4.4% on a billing day basis) for Technology and 12.8% (12.5% on a billing day basis) for FA. Notably, Tech Flex revenue decreased 0.2% sequentially (increased 3.0% on a billing day basis), and FA Flex revenue improved sequentially 2.4% (5.7% on a billing day basis) in the fourth quarter 2025. For our FA business, this represented the third consecutive quarter of sequential improvement, primarily due to, in our opinion, the benefits of a realignment in early 2025 intended to bring a greater intensity and focus on our FA business.

- Direct Hire revenue decreased 11.1% to $25.7 million in 2025 from $28.9 million in 2024.

- Gross profit margin decreased 20 basis points to 27.2% in 2025 from 27.4% in 2024, primarily driven by a decline in the mix of Direct Hire revenue.

- Flex gross profit margin decreased 10 basis points to 25.8% for 2025 from 25.9% in 2024. Flex gross profit margin decreased 10 basis points for Technology and 80 basis points for FA in 2025 as compared to 2024. Notably, our Flex gross profit margin increased 40 basis points in our Technology business in the fourth quarter of 2025 as compared to the same period in 2024.

- Selling, General and Administrative ("SG&A") expenses as a percentage of revenue for the year ended December 31, 2025, increased to 23.0% from 22.0% in 2024, primarily driven by the declines in revenue and gross profit. In the fourth quarter

of 2025, we recognized charges of $3.4 million related to refinements in our organizational structure and other non-recurring costs, which negatively impacted earnings per share for the fourth quarter of 2025 and fiscal 2025 by $0.13, net of the related tax effect.

- Net income for the year ended December 31, 2025, decreased 30.9% to $34.8 million, or $1.96 diluted earnings per share, from $50.4 million, or $2.68 diluted earnings per share, in 2024.

- The Firm returned $76.0 million of capital to our shareholders in the form of open market repurchases totaling $48.5 million, or 1.2 million shares, and quarterly dividends totaling $27.5 million during the year ended December 31, 2025. The total capital returned to shareholders in 2025 represented over 100% of operating cash flows.

- Cash provided by operating activities was $61.6 million during the year ended December 31, 2025, as compared to $86.9 million for 2024. The decrease was primarily related to lower profitability levels, higher capitalized implementation costs related to cloud computing arrangements for Workday, and the payment of 2024 federal income taxes that were deferred pursuant to IRS guidance.

RESULTS OF OPERATIONS

Certain discussions of the changes in our results of operations from the year ended December 31, 2024, as compared to the year ended December 31, 2023, have been omitted from this Annual Report, and may be found in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 21, 2025.

While early 2025 began with optimism around U.S. economic growth and increased investment in technology initiatives, the macro environment remained challenging throughout the year, with significant disruption beginning in April 2025 as a result of global trade policy negotiations and the labor market data continuing to reflect a persistently weak and largely frozen hiring landscape characterized by prolonged stagnation in job gains. We believe the relative impact of AI on revenue trends and the effects of a fairly soft economy and weak labor market has created uncertainty, leading many organizations to proceed cautiously in their strategic planning and near-term technology investments. Despite these conditions, our recent operating trends, combined with our historical experience, give us confidence that companies typically turn to flexible talent solutions as an initial step prior to making permanent hires while they assess the durability of the macro environment. The potential use of flexible talent solutions may be further influenced by the growing belief that the returns that will be generated from continuing AI investments may take longer to realize and may be more specific in nature to unique business problems rather than an overarching solution to all technology challenges. Although client conversations and broader market signals reaffirm that we are still operating in a demand-constrained environment, our results in the fourth quarter of 2025 and the relatively stronger start to 2026 suggest greater confidence in the operating environment heading into 2026. We believe clients have maintained a meaningful backlog of strategically essential technology initiatives that they expect to advance once confidence in the macroeconomic outlook improves and their technology roadmaps are better defined.

The following table presents certain items in our Consolidated Statements of Operations as a percentage of revenue for the years ended:

December 31,	2025	2024	2023
Revenue by segment:			
Technology	92.6%	92.0%	90.4%
FA	7.4	8.0	9.6
Total Revenue	100.0%	100.0%	100.0%
Revenue by type:			
Flex	98.1%	97.9%	97.5%
Direct Hire	1.9	2.1	2.5
Total Revenue	100.0%	100.0%	100.0%
Gross profit	27.2%	27.4%	27.9%
Selling, general and administrative expenses	23.0%	22.0%	21.9%
Depreciation and amortization	0.4%	0.4%	0.3%
Income from operations	3.8%	5.0%	5.7%
Income before income taxes	3.5%	4.8%	5.6%
Net income	2.6%	3.6%	4.0%

Revenue. The following table presents revenue by type for each segment and the percentage change from the prior period for the years ended December 31 (in thousands):

	2025	Increase (Decrease)	2024	Increase (Decrease)	2023
Technology					
Flex revenue	$1,218,117	(4.7)%	$1,278,715	(6.4)%	$1,366,095
Direct Hire revenue	12,154	(13.4)%	14,028	(24.0)%	18,458
Total Technology revenue	$1,230,271	(4.8)%	$1,292,743	(6.6)%	$1,384,553
FA					
Flex revenue	$ 85,220	(12.8)%	$ 97,729	(23.5)%	$ 127,679
Direct Hire revenue	13,516	(8.9)%	14,836	(24.0)%	19,524
Total FA revenue	$ 98,736	(12.3)%	$ 112,565	(23.5)%	$ 147,203
Total Flex revenue	$1,303,337	(5.3)%	$1,376,444	(7.9)%	$1,493,774
Total Direct Hire revenue	25,670	(11.1)%	28,864	(24.0)%	37,982
Total Revenue	$1,329,007	(5.4)%	$1,405,308	(8.3)%	$1,531,756

Flex Revenue. The key drivers of Flex revenue are the number of consultants on assignment, billable hours, the bill rate per hour and, to a limited extent, the amount of billable expenses incurred by Kforce.

Flex revenue for our Technology business decreased 4.7% (4.4% on a billing day basis) during the year ended December 31, 2025, as compared to the same period in 2024, primarily due to a decrease in consultants on assignment, which we believe is primarily related to macroeconomic uncertainties. Our average Technology bill rate was approximately $90 per hour for the year ended December 31, 2025, which remained flat as compared to 2024. Notably, Flex revenues in our Technology business in the fourth quarter of 2025 improved 3.0% sequentially on a billing day basis. In the first quarter of 2026, we expect Technology Flex revenue to decrease on a sequential billing day basis in the low single digits due to normal seasonality and slightly decline on a year over year basis.

Our FA business experienced a decrease in Flex revenue of 12.8% (12.5% on a billing day basis) during the year ended December 31, 2025, as compared to the same period in 2024, primarily driven by a decrease in consultants on assignment, which we believe is primarily related to macroeconomic uncertainties. Notably, FA Flex revenue improved sequentially 2.4% (5.7% on a billing day basis) in the fourth quarter, representing the third consecutive quarter of sequential improvement, primarily due to more consultants on assignment. Our average FA bill rate was approximately $53 per hour for the year ended December 31, 2025, which improved 3.9% as compared to 2024. In the first quarter of 2026, we expect FA Flex revenue to decline sequentially on a billing day basis in the mid-single digits and to increase in the mid to high single digits year over year.

The following table presents the key drivers for the change in Flex revenue by segment over the prior period (in thousands):

Year Ended December 31,	2025 vs. 2024		2024 vs. 2023	
	Technology	**FA**	Technology	FA
Key Drivers—Increase (Decrease)				
Volume—hours billed	**$(59,777)**	**$(14,926)**	$(90,372)	$(32,440)
Bill rate	**(971)**	**2,436**	3,092	2,469
Billable expenses	**150**	**(19)**	(100)	21
Total change in Flex revenue	**$(60,598)**	**$(12,509)**	$(87,380)	$(29,950)

The following table presents total Flex hours billed by segment and the percentage change over the prior period for the years ended December 31 (in thousands):

	2025	**Increase (Decrease)**	2024	Increase (Decrease)	2023
Technology	**13,506**	**(4.7)%**	14,171	(6.6)%	15,178
FA	**1,611**	**(15.3)%**	1,902	(25.4)%	2,550
Total Flex hours billed	**15,117**	**(5.9)%**	16,073	(9.3)%	17,728

Direct Hire Revenue. The key drivers of Direct Hire revenue are the number of placements and the associated placement fee. Direct Hire revenue also includes conversion revenue, which may occur when a consultant initially assigned to a client on a temporary basis is later converted to a permanent placement for a fee.

Direct Hire revenue decreased 11.1% during the year ended December 31, 2025, as compared to the same period in 2024, primarily driven by a decrease in placements, partially offset by an increase in placement fees. In the first quarter of 2026, we expect Direct Hire revenue to remain stable sequentially.

Gross Profit. Gross profit is determined by deducting direct costs (primarily consultant compensation, payroll taxes and certain fringe benefits, as well as independent contractor costs) from total revenue. In addition, there are no consultant payroll costs associated with Direct Hire placements; thus, all Direct Hire revenue increases gross profit by the full amount of the placement fee.

The following table presents gross profit (gross profit as a percentage of total revenue) by segment and percentage change over the prior period:

	2025	Increase (Decrease)	2024	Increase (Decrease)	2023
Technology	26.3%	(0.8)%	26.5%	(0.7)%	26.7%
FA	38.1%	(1.0)%	38.5%	(1.8)%	39.2%
Total gross profit percentage	27.2%	(0.7)%	27.4%	(1.8)%	27.9%

Total gross profit percentage decreased 20 basis points for the year ended December 31, 2025, as compared to the same period in 2024, primarily driven by a decline in the mix of Direct Hire revenue.

The Flex gross profit percentage (Flex gross profit as a percentage of Flex revenue) provides management with helpful insight into the other drivers of total gross profit percentage driven by our Flex business, such as changes in the spread between the consultants' bill rate and pay rate, changes in payroll tax rates or benefits costs, as well as the impact of billable expenses, which provide no profit margin.

The following table presents the Flex gross profit percentage for each segment and the percentage change over the prior period for the years ended December 31:

	2025	Increase (Decrease)	2024	Increase (Decrease)	2023
Technology	25.6%	(0.4)%	25.7%	—%	25.7%
FA	28.3%	(2.7)%	29.1%	(2.7)%	29.9%
Total Flex gross profit percentage	25.8%	(0.4)%	25.9%	(0.4)%	26.0%

Our Flex gross profit percentage decreased 10 basis points for the year ended December 31, 2025, as compared to the same period in 2024.
- Technology Flex gross profit margins decreased 10 basis points for the year ended December 31, 2025, as compared to the same period in 2024. Notably, Technology Flex gross profit margins improved 40 basis points in the fourth quarter of 2025 on a year-over-year basis. In the first quarter of 2026, we expect Technology Flex gross profit margins to decline sequentially as a result of seasonal payroll tax resets.
- FA Flex gross profit margins decreased 80 basis points for the year ended December 31, 2025, as compared to the same period in 2024, primarily driven by changes in our client portfolio mix. In the first quarter of 2026, we expect FA Flex gross profit margins to decline sequentially as a result of seasonal payroll tax resets.

The following table presents the key drivers for the change in Flex gross profit by segment over the prior period (in thousands):

Year Ended December 31,	2025 vs. 2024		2024 vs. 2023	
	Technology	FA	Technology	FA
Key Drivers—Increase (Decrease)				
Revenue impact (volume)	$(15,550)	$(3,642)	$(22,448)	$(8,948)
Profitability impact (bill rate)	(971)	(715)	(364)	(743)
Total change in Flex gross profit	$(16,521)	$(4,357)	$(22,812)	$(9,691)

SG&A Expenses. Total compensation, commissions, payroll taxes and benefit costs as a percentage of SG&A represented 84.0%, 84.2% and 84.3% of SG&A for the years ended December 31, 2025, 2024 and 2023, respectively. Commissions and other bonus incentives are variable costs driven primarily by revenue and gross profit levels. Therefore, as those levels change, these expenses would also generally be anticipated to change.

The following table presents certain components of SG&A as a percentage of total revenue for the years ended December 31 (in thousands):

	2025	% of Revenue	2024	% of Revenue	2023	% of Revenue
Compensation, commissions, payroll taxes and benefits costs	$256,842	19.3%	$260,839	18.6%	$282,439	18.4%
Other[1]	48,906	3.7%	48,963	3.4%	52,494	3.5%
Total SG&A	$305,748	23.0%	$309,802	22.0%	$334,933	21.9%

(1) Includes items such as credit loss expense, lease expense, professional fees, travel, communication and office-related expense, and certain other expenses.

SG&A as a percentage of revenue increased 100 basis points for the year ended December 31, 2025, as compared to the same period in 2024.

For compensation and related expenses, we have been experiencing a degree of SG&A deleveraging as we continue to make investments in our strategic priorities and also retain our most productive associates to strategically position the Firm to capture an increased market share when the demand environment improves. To mitigate the pressure on our profitability levels from the revenue and

gross profit declines, we continue to take actions to align our costs with revenue levels and productivity expectations and also continue to exercise tight discretionary spend control.

We continue to prioritize investments in our strategic initiatives, including the implementation of Workday as part of our back-office transformation program, integrated strategy efforts, the evolution of our nearshore and offshore delivery capabilities, and driving our strategy through leverage of AI.

Depreciation and Amortization. The following table presents depreciation and amortization expense and percentage change over the prior period by major category for the years ended December 31 (in thousands):

	2025	Increase (Decrease)	2024	Increase (Decrease)	2023
Fixed asset depreciation	$2,646	(16.7)%	$3,178	1.1%	$3,142
Capitalized software amortization	2,902	5.8%	2,744	46.7%	1,870
Total Depreciation and amortization	$5,548	(6.3)%	$5,922	18.2%	$5,012

Other Expense, Net. Other expense, net was $3.1 million, $2.1 million and $1.9 million for the years ended December 31, 2025, 2024 and 2023, respectively. Other expense, net consists of interest expense related to outstanding borrowings under our credit facility.

During the year ended December 31, 2023, we recognized $0.8 million in Other expense, net related to our proportionate share of losses for our joint venture. Refer to Note 1 — "Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements, included in this Annual Report, for a more detailed discussion on the sale of our equity method investment in February 2023.

Income Tax Expense. Income tax expense as a percentage of income before income taxes (our "effective tax rate") were 25.8%, 25.4% and 28.4% for the years ended December 31, 2025, 2024 and 2023, respectively.

NON-GAAP FINANCIAL MEASURES

Revenue Growth Rates. "Revenue growth rates," a non-GAAP financial measure, is defined by Kforce as revenue growth after removing the impacts on reported revenues from the changes in the number of billing days. Management believes this data is particularly useful because it aids in evaluating revenue trends over time. The impact of billing days is calculated by dividing each comparative period's reported revenues by the number of billing days for the respective period to arrive at a per billing day amount for each quarter. Growth rates are then calculated using the per billing day amounts as a percentage change compared to the respective period. Management calculates the number of billing days for each reporting period based on the number of holidays and business days in the quarter.

	Sequential Growth Rates (GAAP)				
	2025				2024
	Q4	**Q3**	**Q2**	**Q1**	Q4
Technology Flex	(0.2)%	(1.2)%	1.8%	(3.7)%	(2.5)%
FA Flex	2.4%	6.9%	2.1%	(12.8)%	(2.7)%
Total Flex revenue	(0.1)%	(0.7)%	1.8%	(4.3)%	(2.5)%

	Sequential Growth Rates (Non-GAAP)				
	2025				2024
	Q4	**Q3**	**Q2**	**Q1**	Q4
Billing Days	62	64	64	63	62
Technology Flex	3.0%	(1.2)%	0.2%	(5.2)%	0.6%
FA Flex	5.7%	6.9%	0.5%	(14.2)%	0.5%
Total Flex revenue	3.2%	(0.7)%	0.2%	(5.8)%	0.6%

	Year-Over-Year Growth Rates (GAAP)									
	2025					2024				
	YTD	**Q4**	**Q3**	**Q2**	**Q1**	YTD	Q4	Q3	Q2	Q1
Technology Flex	**(4.7)%**	**(3.3)%**	**(5.5)%**	**(5.0)%**	**(5.0)%**	(6.4)%	(3.7)%	(3.6)%	(6.4)%	(11.4)%
FA Flex	**(12.8)%**	**(2.4)%**	**(7.3)%**	**(16.8)%**	**(23.2)%**	(23.5)%	(22.1)%	(20.7)%	(23.1)%	(27.2)%
Total Flex revenue	**(5.3)%**	**(3.3)%**	**(5.7)%**	**(5.8)%**	**(6.4)%**	(7.9)%	(5.2)%	(5.0)%	(7.8)%	(12.8)%

	Year-Over-Year Growth Rates (Non-GAAP)									
	2025					2024				
	YTD	**Q4**	**Q3**	**Q2**	**Q1**	YTD	Q4	Q3	Q2	Q1
Billing Days	**253**	**62**	**64**	**64**	**63**	254	62	64	64	64
Technology Flex	**(4.4)%**	**(3.3)%**	**(5.5)%**	**(5.0)%**	**(3.5)%**	(7.1)%	(5.2)%	(5.1)%	(6.4)%	(11.4)%
FA Flex	**(12.5)%**	**(2.4)%**	**(7.3)%**	**(16.8)%**	**(22.0)%**	(24.1)%	(23.3)%	(21.9)%	(23.1)%	(27.2)%
Total Flex revenue	**(4.9)%**	**(3.3)%**	**(5.7)%**	**(5.8)%**	**(4.9)%**	(8.6)%	(6.7)%	(6.5)%	(7.8)%	(12.8)%

Free Cash Flow. "Free Cash Flow," a non-GAAP financial measure, is defined by Kforce as net cash provided by operating activities determined in accordance with GAAP, less capital expenditures. Management believes this provides an additional way of viewing our liquidity that, when viewed with our GAAP results, provides a more complete understanding of factors and trends affecting our cash flows and is useful information to investors as it provides a measure of the amount of cash generated from the business that can be used for strategic opportunities, including investing in our business, repurchasing common stock, paying dividends or making acquisitions. Free Cash Flow has limitations due to the fact that it does not represent the residual cash flow available for discretionary expenditures. Therefore, we believe it is important to view Free Cash Flow as a complement to, but not as a replacement of, our Consolidated Statements of Cash Flows.

The following table presents Free Cash Flow (in thousands):

Years Ended December 31,	**2025**	2024	2023
Net cash provided by operating activities	**$ 61,645**	$ 86,874	$ 91,465
Capital expenditures	**(14,840)**	(7,573)	(7,763)
Free cash flow	**46,805**	79,301	83,702
Change in debt	**33,700**	(8,900)	16,000
Repurchases of common stock	**(50,886)**	(41,938)	(75,024)
Cash dividends	**(27,493)**	(28,236)	(27,562)
Proceeds from company-owned life insurance	**1,383**	2,377	—
Premiums paid for company-owned life insurance	**(686)**	(2,368)	(1,408)
Proceeds from the sale of our joint venture interest	**—**	—	(5,059)
Note receivable issued to our joint venture	**—**	—	(750)
Other	**(1,030)**	(6)	(19)
Change in cash and cash equivalents	**$ 1,793**	$ 230	$ (2)

Adjusted EBITDA. "Adjusted EBITDA," a non-GAAP financial measure, is defined by Kforce as net income before depreciation and amortization; stock-based compensation expense; interest expense, net; income tax expense; organizational realignment activities; legal settlement expense; loss from equity method investment; and other non-recurring expenses. Adjusted EBITDA should not be considered a measure of financial performance under GAAP. Items excluded from Adjusted EBITDA are significant components in understanding and assessing our past and future financial performance, and this presentation should not be construed as an inference by us that our future results will be unaffected by those items excluded from Adjusted EBITDA. Adjusted EBITDA is a key measure used by management to assess our operations including our ability to generate cash flows and our ability to repay our debt obligations, and management believes it provides a good metric of our core profitability in comparing our performance to our competitors, as well as our performance over different time periods. Consequently, management believes it is useful information to investors. The measure should not be considered in isolation or as an alternative to net income, cash flows or other financial statement information presented in the consolidated financial statements as indicators of financial performance or liquidity. Also, Adjusted EBITDA, as presented, may not be comparable to similarly titled measures of other companies.

The following table presents Adjusted EBITDA and includes a reconciliation of net income to Adjusted EBITDA (in thousands):

Years Ended December 31,	2025	2024	2023
Net income	$34,825	$50,414	$ 61,075
Depreciation and amortization	5,548	5,922	5,012
Stock-based compensation expense	13,742	14,044	17,747
Interest expense, net	3,122	2,097	1,122
Income tax expense	12,120	17,210	24,175
Organizational realignment activities	1,200	—	3,662
Legal settlement expense	—	—	2,175
Loss from equity method investment	—	—	750
Other[1]	2,233	—	—
Adjusted EBITDA	$72,790	$89,687	$115,718

(1) Other includes non-recurring expenses to further streamline our operating costs, including the write-off of previously capitalized software.

Adjusted Financial Performance Measures

The "Adjusted Financial Performance Measures" present non-GAAP financial information and should not be considered a measure of financial performance under generally accepted accounting principles. These measures are presented as an alternative method for assessing our operating results in a manner that is focused on the performance of our underlying operations. Each of these measures is intended to provide greater consistency, comparability and clarity of our results. Management uses this non-GAAP financial information to assess our core operating results and consequently, management believes it is similarly useful information to investors. During the year ended December 31, 2024, the Firm did not have any adjusted financial performance measures.

	Year Ended December 31, 2025		
(in thousands, except per share amounts)	Reported (GAAP)	Adjustments[1]	As Adjusted (Non-GAAP)
Reconciliation of SG&A and Operating Margin			
Selling, general and administrative expenses	$305,748	$(3,433)	$302,315
SG&A as a percentage of revenue	23.0%	(0.3)%	22.7%
Income from operations	$ 50,077	$ 3,433	$ 53,510
Operating margin	3.8%	0.2%	4.0%
Reconciliation of Tax Impact and Profitability			
Income before income taxes	$ 46,945	$ 3,433	$ 50,378
Income tax expense	$ 12,120	$ 1,153	$ 13,273
Effective tax rate	25.8%	33.6%	26.3%
Net income	$ 34,825	$ 2,280	$ 37,105
Earnings per share — diluted	$ 1.96	$ 0.13	$ 2.09

(1) Adjustments include non-recurring operating expenses of $1.2 million related to organizational realignment activities and $2.2 million related to further streamlining our operating costs, including the write-off of previously capitalized software, and the related tax impacts.

LIQUIDITY AND CAPITAL RESOURCES

To meet our capital and liquidity requirements, we primarily rely on operating cash flows, as well as borrowings under our Credit Facility (as defined below). At December 31, 2025 and 2024, we had $66.4 million and $32.7 million outstanding under our Credit Facility, respectively, and the borrowing availability was $132.5 million and $166.3 million, respectively, subject to certain covenants. At December 31, 2025, Kforce had $88.5 million in working capital compared to $112.9 million at December 31, 2024.

Cash Flows

Our business has historically generated a significant amount of operating cash flows, which allows us to balance deploying available capital towards: (i) investing in our strategic priorities that we expect will accelerate future revenue growth and profitability levels; (ii) our dividend and share repurchase programs; and (iii) maintaining sufficient liquidity for potential acquisitions or other strategic investments.

The following table presents a summary of our net cash flows from operating, investing and financing activities (in thousands):

Years Ended December 31,	2025	2024	2023
Cash Provided by (Used in)			
Operating activities	$ 61,645	$ 86,874	$ 91,465
Investing activities	(14,143)	(7,564)	(4,862)
Financing activities	(45,709)	(79,080)	(86,605)
Change in cash and cash equivalents	$ 1,793	$ 230	(2)

Operating Activities

Cash provided by operating activities was $61.6 million during the year ended December 31, 2025, as compared to $86.9 million during the year ended December 31, 2024. Our largest source of operating cash flows is the collection of trade receivables, and our largest use of operating cash flows is the payment of our associate and consultant compensation. The year-over-year decrease in cash provided by operating activities was primarily driven by lower profitability levels, higher capitalized implementation costs related to cloud computing arrangements for Workday, and the payment of 2024 federal income taxes that were deferred pursuant to IRS guidance.

Investing Activities

Cash used in investing activities was $14.1 million during the year ended December 31, 2025, which primarily consisted of cash used for capital expenditures of $14.8 million. Cash used in investing activities was $7.6 million during the year ended December 31, 2024, which primarily consisted of cash used for capital expenditures of $7.6 million. The increase in capital expenditures relates to continued investments in the implementation of Workday.

Financing Activities

Cash used in financing activities was $45.7 million during the year ended December 31, 2025, as compared to $79.1 million during the year ended December 31, 2024. This increase was primarily driven by the net proceeds from our Credit Facility resulting from the extent of our share repurchase activity in 2025 relative to the level of operating cash flows.

The following table presents the cash flow impact of the common stock repurchase activity for the years ended December 31 (in thousands):

Years Ended December 31,	2025	2024	2023
Open market repurchases	$48,612	$37,162	$67,178
Repurchased shares withheld for tax upon vesting of restricted stock	2,273	4,776	7,846
Total cash flow impact from Repurchases of common stock	$50,885	$41,938	$75,024
Cash paid in current year for settlement of prior year repurchases	$ 260	$ 920	$ 974

The Board declared and paid dividends of $27.5 million ($1.56 per share), $28.2 million ($1.52 per share) and $27.6 million ($1.44 per share) for the years ended December 31, 2025, 2024 and 2023, respectively.

In January 2026, the Board approved an increase to the Company's dividend from $1.56 per share to $1.60 per share, which is the seventh consecutive annual increase. The declaration, payment and amount of future dividends are discretionary and will be subject to determination by our Board each quarter following its review of, among other things, the Firm's current and expected financial performance as well as the ability to pay dividends under applicable law.

We believe that existing cash and cash equivalents, operating cash flows and available borrowings under our Credit Facility will be adequate to meet the capital expenditure and working capital requirements of our operations for at least the next 12 months, and the foreseeable future, which we believe will provide us the flexibility to continue returning significant capital to our shareholders. However, a material deterioration in the macroeconomic environment or market conditions, among other things, could adversely affect operating results and liquidity, as well as the ability of our lenders to fund borrowings. Actual results could also differ materially from those indicated as a result of a number of factors, including the use of currently available resources for capital expenditures, investments, additional common stock repurchases or dividends.

Credit Facility

On November 5, 2025, the Firm entered into a senior secured credit facility with Bank of America, N.A., as administrative and collateral agent, BofA Securities, Inc. and PNC Capital Markets LLC as joint lead arrangers, BofA Securities, Inc. as bookrunner and the lenders referred to therein (the "Credit Facility"). Under the Credit Facility, the Firm has a maximum borrowing capacity of $200.0 million, which includes a $10.0 million sublimit for the issuance of standby and commercial letters and $10.0 million sublimit for swingline loans, and may, subject to certain conditions and the participation of the lenders, be increased up to an aggregate additional amount of $150.0 million. At December 31, 2025, $66.4 million was outstanding and $132.5 million, net of $1.1 million in letters of credit outstanding, was available under our Credit Facility. At December 31, 2024, $32.7 million was outstanding under our prior credit facility. At December 31, 2025, we were in compliance with all of our financial covenants under the Credit Facility. Refer to Note 12 — "Credit Facility" in the Notes to Consolidated Financial Statements, included in this Annual Report for further details on the Credit Facility.

Stock Repurchases

The following table presents the open market repurchase activity under the Board-authorized common stock repurchase program for the years ended December 31 (in thousands):

	2025		2024	
	Shares	$	Shares	$
Open market repurchases	1,205	$48,552	609	$36,502

In October 2025, the Board approved a change to the stock repurchase program, increasing the total authorization to $100 million. At December 31, 2025, $97.2 million remained available for future repurchases under the Board-authorized common stock repurchase program.

Contractual Obligations

In addition to our discussion and analysis surrounding our liquidity and capital resources, consideration should also be given to significant contractual obligations:

- We lease certain facilities and other properties under non-cancellable operating lease arrangements that expire at various dates through 2033. At December 31, 2025, the total amount of our obligations under operating leases was $18.5 million. Refer to Note 10 — "Operating Leases" in the Notes to Consolidated Financial Statements, included in this Annual Report for additional information regarding our lease obligations and the timing of expected future payments, including a five-year maturity schedule.

- We maintain various non-qualified deferred compensation plans pursuant to which eligible management and highly-compensated key employees may elect to defer all or part of their compensation to later years. At December 31, 2025, the total amount of our obligations under these plans was $57.7 million. These amounts are included in the accompanying Consolidated Balance Sheets and classified as Accounts payable and other accrued liabilities and Other long-term liabilities, as appropriate, and are payable based upon the elections of the plan participants (e.g., retirement, termination of employment, change-in-control, etc.). Amounts may become payable during the next five years if a covered employee retires, terminates, or schedules an in-service distribution. Kforce maintains a Rabbi Trust and holds life insurance policies on certain individuals to assist in the funding of the deferred compensation liability. Refer to Note 11 — "Employee Benefit Plans" in the Notes to Consolidated Financial Statements, included in this Annual Report for additional information on our deferred compensation plans.

- The Credit Facility matures on November 5, 2030, and at December 31, 2025, our outstanding debt balance under the credit facility was $66.4 million. Total payments, however, are inherently uncertain as the interest rates related to this outstanding balance are variable and the outstanding borrowings that will occur over the remaining term of the Credit Facility are unknown. Refer to Note 12 — "Credit Facility" in the Notes to Consolidated Financial Statements, included in this Annual Report for further details on the Credit Facility.

- Our purchase commitments consist of agreements to purchase goods and services entered into in the ordinary course of business. At December 31, 2025, the value of our unconditional purchase obligations with a remaining term in excess of one year was $33.7 million. Refer to Note 15 — "Commitments and Contingencies" in the Notes to Consolidated Financial Statements, included in this Annual Report for additional information regarding our purchase commitments.

- We have employment agreements with certain executives that provide for minimum compensation, salary and continuation of certain benefits for a one-year to a three-year period after their employment ends under certain circumstances. At December 31, 2025, our liability would be approximately $29.6 million for terminations related to a change in control and $11.1 million related to terminations in the absence of cause. Refer to Note 15 — "Commitments and Contingencies" in the Notes to Consolidated Financial Statements, included in this Annual Report for additional information regarding our commitments related to employment agreements.

Off-Balance Sheet Arrangements

We do not have off-balance sheet arrangements that have or are reasonably likely to have a material impact on our liquidity or capital resources.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Management believes that the following accounting policies and estimates are critical to understanding and evaluating our financial results. Management uses significant judgment and complexity related to these estimates and are required to make assumptions related to inherently uncertain factors that could have a material impact on reported amounts.

Accounting for Income Taxes

Our effective income tax rate is influenced by tax planning opportunities available to us in the various jurisdictions in which we conduct business. Significant judgment is required in determining our effective tax rate and in evaluating our tax positions, including those that may be uncertain.

We are also required to exercise judgment with respect to the realization of our net deferred tax assets. Management evaluates positive and negative evidence and exercises judgment regarding past and future events to determine if it is more likely than not that all or some portion of the deferred tax assets may not be realized. If appropriate, a valuation allowance is recorded against deferred tax assets to offset future tax benefits that may not be realized. A 0.5% change in our effective tax rate would have impacted our net income by approximately $0.2 million in 2025.

Refer to Note 7 — "Income Taxes" in the Notes to Consolidated Financial Statements, included in this Annual Report, for a complete discussion of the components of our income tax expense, as well as the temporary differences that exist at December 31, 2025.

Goodwill Impairment

Goodwill is tested at the reporting unit level, which is generally an operating segment or one level below the operating segment level, where a business operates and for which discrete financial information is available and reviewed by segment management.

We evaluate goodwill for impairment annually or more frequently whenever events or circumstances indicate that the fair value of a reporting unit is below its carrying value. We monitor the existence of potential impairment indicators throughout the year. It is our policy to conduct impairment testing based on our current business strategy in light of present industry and economic conditions, as well as future expectations.

When performing a quantitative assessment, we determine the fair value of our reporting units using widely accepted valuation techniques, including the discounted cash flow, guideline transaction and guideline company methods. These types of analyses contain uncertainties because the inputs require management to make significant assumptions and judgments including: (1) an appropriate rate to discount the expected future cash flows; (2) the inherent risk in achieving forecasted operating results; (3) long-term growth rates; (4) expectations for future economic cycles; (5) market comparable companies and appropriate adjustments thereto; and (6) market multiples. When performing a qualitative assessment, we assess qualitative factors to determine whether the existence of events or circumstances indicated that it was more likely than not that the fair value of the reporting unit was less than its carrying amount.

Refer to Note 8 — "Goodwill" in the Notes to Consolidated Financial Statements, included in this Annual Report, for a complete discussion of the valuation methodologies employed.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Kforce is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) of the Exchange Act. Kforce's internal control system was designed to provide reasonable assurance to Kforce's management and the Board regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the supervision and with the participation of the CEO and the CFO, Kforce's management assessed the effectiveness of Kforce's internal control over financial reporting at December 31, 2025. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control — Integrated Framework (2013)*. Based on our assessment we believe that, at December 31, 2025, Kforce's internal control over financial reporting is effective based on those criteria.

Kforce's independent registered public accounting firm, Deloitte & Touche LLP, has issued an audit report on our internal control over financial reporting, which is presented herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Kforce Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Kforce Inc. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income, changes in stockholders' equity and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

Critical audit matters are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

Deloitte ; Touche LLP

Tampa, Florida
February 20, 2026

We have served as the Company's auditor since 2000.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

Years Ended December 31,	2025	2024	2023
Revenue	$1,329,007	$1,405,308	$1,531,756
Direct costs	967,634	1,019,863	1,104,690
Gross profit	361,373	385,445	427,066
Selling, general and administrative expenses	305,748	309,802	334,933
Depreciation and amortization	5,548	5,922	5,012
Income from operations	50,077	69,721	87,121
Other expense, net	3,132	2,097	1,871
Income before income taxes	46,945	67,624	85,250
Income tax expense	12,120	17,210	24,175
Net income	$ 34,825	$ 50,414	$ 61,075
Earnings per share — basic	$1.97	$2.71	$3.18
Earnings per share — diluted	$1.96	$2.68	$3.13
Weighted average shares outstanding — basic	17,675	18,574	19,188
Weighted average shares outstanding — diluted	17,776	18,811	19,507

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

December 31,	2025	2024
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,142	$ 349
Trade receivables, net of allowances of $1,248 and $1,560, respectively	190,461	215,690
Prepaid expenses and other current assets	9,669	9,367
Total current assets	202,272	225,406
Fixed assets, net	6,023	7,723
Other assets, net	129,267	94,656
Deferred tax assets, net	3,036	5,009
Goodwill	25,040	25,040
Total assets	$ 365,638	$ 357,834
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and other accrued liabilities	$ 67,609	$ 61,753
Accrued payroll costs	42,328	38,823
Current portion of operating lease liabilities	3,342	3,038
Income taxes payable	451	8,843
Total current liabilities	113,730	112,457
Long-term debt — credit facility	66,400	32,700
Other long-term liabilities	60,905	58,059
Total liabilities	241,035	203,216
Commitments and Contingencies (Note 15)		
Stockholders' equity:		
Preferred stock, $0.01 par value; 15,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.01 par value; 250,000 shares authorized, 74,244 and 73,835 issued, respectively	742	738
Additional paid-in capital	558,297	543,109
Retained earnings	552,180	546,202
Treasury stock, at cost; 55,891 and 54,619 shares, respectively	(986,616)	(935,431)
Total stockholders' equity	124,603	154,618
Total liabilities and stockholders' equity	$ 365,638	$ 357,834

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	
(In thousands)	Shares	Amount
Balance, December 31, 2022	73,242	$732
Net income	—	—
Issuance for stock-based compensation and dividend equivalents, net of forfeitures	220	2
Stock-based compensation expense	—	—
Employee stock purchase plan	—	—
Dividends ($1.44 per share)	—	—
Repurchases of common stock	—	—
Other	—	—
Balance, December 31, 2023	73,462	734
Net income	—	—
Issuance for stock-based compensation and dividend equivalents, net of forfeitures	373	4
Stock-based compensation expense	—	—
Employee stock purchase plan	—	—
Dividends ($1.52 per share)	—	—
Repurchases of common stock	—	—
Balance, December 31, 2024	73,835	738
Net income	—	—
Issuance for stock-based compensation and dividend equivalents, net of forfeitures	**409**	**4**
Stock-based compensation expense	—	—
Employee stock purchase plan	—	—
Dividends ($1.56 per share)	—	—
Repurchases of common stock	—	—
Other	—	—
Balance, December 31, 2025	**74,244**	**$742**

The accompanying notes are an integral part of these consolidated financial statements.

Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock		Total Stockholders' Equity
			Shares	Amount	
$507,734	$ 6	$492,764	52,744	$(819,038)	$182,198
—	—	61,075	—	—	61,075
1,053	—	(1,055)	—	—	—
17,747	—	—	—	—	17,747
754	—	—	(18)	288	1,042
—	—	(27,562)	—	—	(27,562)
—	—	—	1,215	(75,414)	(75,414)
—	(6)	—	—	—	(6)
527,288	—	525,222	53,941	(894,164)	159,080
—	—	50,414	—	—	50,414
1,194	—	(1,198)	—	—	—
14,044	—	—	—	—	14,044
583	—	—	(13)	215	798
—	—	(28,236)	—	—	(28,236)
—	—	—	691	(41,482)	(41,482)
543,109	—	546,202	54,619	(935,431)	154,618
—	—	**34,825**	—	—	**34,825**
1,327	—	**(1,331)**	—	—	—
13,742	—	—	—	—	**13,742**
119	—	—	**(3)**	**56**	**175**
—	—	**(27,493)**	—	—	**(27,493)**
—	—	—	**1,275**	**(51,241)**	**(51,241)**
—	—	**(23)**	—	—	**(23)**
$558,297	**$ —**	**$552,180**	**55,891**	**$(986,616)**	**$ 124,603**

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

Years Ended December 31,	2025	2024	2023
Cash flows from operating activities:			
Net income	$ 34,825	$ 50,414	$ 61,075
Adjustments to reconcile net income to cash provided by operating activities:			
Deferred income tax provision, net	1,973	(1,871)	1,647
Provision for credit losses	5	100	768
Depreciation and amortization	5,548	5,922	5,012
Stock-based compensation expense	13,742	14,044	17,747
Noncash lease expense	3,743	3,683	4,065
Loss on equity method investment	—	—	750
Other	1,140	(395)	724
(Increase) decrease in operating assets			
Trade receivables, net	25,224	17,638	35,301
Other assets	(20,386)	(8,789)	(1,304)
Increase (decrease) in operating liabilities			
Accrued payroll costs	3,679	5,653	(13,358)
Other liabilities	(7,848)	475	(20,962)
Cash provided by operating activities	61,645	86,874	91,465
Cash flows from investing activities:			
Capital expenditures	(14,840)	(7,573)	(7,763)
Proceeds received from company-owned life insurance	1,383	2,377	—
Premiums paid for company-owned life insurance	(686)	(2,368)	(1,408)
Proceeds from the sale of our joint venture interest	—	—	5,059
Note receivable issued to our joint venture	—	—	(750)
Cash used in investing activities	(14,143)	(7,564)	(4,862)
Cash flows from financing activities:			
Proceeds from credit facility	440,500	301,000	594,400
Payments on credit facility	(406,800)	(309,900)	(578,400)
Repurchases of common stock	(50,886)	(41,938)	(75,024)
Cash dividends	(27,493)	(28,236)	(27,562)
Other	(1,030)	(6)	(19)
Cash used in financing activities	(45,709)	(79,080)	(86,605)
Change in cash and cash equivalents	1,793	230	(2)
Cash and cash equivalents at beginning of year	349	119	121
Cash and cash equivalents at end of year	$ 2,142	$ 349	$ 119

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for:			
Income taxes, net	$ 19,925	$ 9,777	$ 28,616
Operating lease liabilities	4,581	4,733	5,232
Interest, net	3,756	1,989	897
Non-Cash Investing and Financing Transactions:			
ROU assets obtained from operating leases	$ 5,402	$ 3,078	$ 4,378
Unsettled repurchases of common stock	200	260	920
Employee stock purchase plan	175	798	1,042

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements have been prepared in conformity with Generally Accepted Accounting Principles ("GAAP") and the rules of the Securities and Exchange Commission (the "SEC"). Certain prior year amounts have been reclassified to conform with the current period presentation.

Principles of Consolidation

The consolidated financial statements include the accounts of Kforce Inc. and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. References in this document to "Kforce," the "Company," the "Firm," "management," "we," "our" or "us" refer to Kforce Inc. and its subsidiaries, except where the context indicates otherwise.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most critical of these estimates and assumptions include income taxes and the evaluation of goodwill for impairment. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Revenue Recognition

All of our revenue and trade receivables are generated from contracts with customers and our revenues are derived from U.S. domestic operations.

Revenue is recognized when the control of the promised services is transferred to our customers at an amount that reflects the consideration to which we expect to be entitled to in exchange for those services. Revenue is recorded net of sales or other transaction taxes collected from clients and remitted to taxing authorities.

For substantially all of our revenue transactions, we have determined that the gross reporting of revenues as a principal, versus net as an agent, is the appropriate accounting treatment because Kforce: (i) is primarily responsible for fulfilling the promise to provide the specified service to the customer; (ii) has discretion in selecting and assigning the temporary workers to particular assignments and engagements and establishing the bill and pay rates; and (iii) bears the risk and rewards of the transaction, including credit risk if the customer fails to pay for services performed.

Our integrated approach deploys highly skilled professionals on a temporary ("Flex") and permanent ("Direct Hire") basis.

Flex Revenue

Substantially all of our Flex revenue is recognized over time as temporary staffing services and managed solutions are provided by our consultants at the contractually established bill rates, net of applicable variable consideration, such as customer rebates and discounts. Reimbursements of travel and out-of-pocket expenses ("billable expenses") are also recorded within Flex revenue when incurred and the equivalent amount of expense is recorded in Direct costs in the Consolidated Statements of Operations. We recognize revenue in the amount of consideration to which we have the right to invoice when it corresponds directly to the services transferred to the customer and satisfied over time.

Direct Hire Revenue

Direct Hire revenue is recognized at the agreed upon rate at the point in time when the performance obligation is considered complete. Our policy requires the following criteria to be met in order for the performance obligation to be considered complete: (i) the candidate accepted the position; (ii) the candidate resigned from their current employer; and (iii) the agreed upon start date falls within the following month. Because the client has accepted the candidate and can direct the use of and obtains the significant risk and rewards of the placement, we consider this point as the transfer of control to our client.

Variable Consideration

Transaction prices for Flex revenue include variable consideration, such as customer rebates and discounts. Management evaluates the facts and circumstances of each contract to estimate the variable consideration using the most likely amount method which utilizes management's expectation of the volume of services to be provided over the applicable period.

Direct Hire revenue is recorded net of a fallout reserve. Direct Hire fallouts occur when a candidate does not remain employed with the client through the respective contingency period (typically 90 days or less). Management uses the expected value method to estimate the fallout reserve based on a combination of past experience and current trends.

Payment Terms

Our payment terms and conditions vary by arrangement. The vast majority of our terms are typically less than 90 days, however, we have extended our payment terms beyond 90 days for certain of our customers. Generally, the timing between the satisfaction of the performance obligation and the payment is not significant and we do not currently have any significant financing components.

Unsatisfied Performance Obligations

We do not disclose the value of unsatisfied performance obligations for contracts if either the original expected length is one year or less or if revenue is recognized at the amount to which we have the right to invoice for services performed.

Contract Balances

We do not have any material contract assets at December 31, 2025 and 2024.

We record a contract liability when we receive consideration from a customer prior to transferring services to the customer. We recognize the contract liability as revenue after we have transferred control of the goods or services to the customer. Contract liabilities are recorded within Accounts payable and other accrued liabilities if expected to be recognized in less than one year and Other long-term liabilities, if over one year, in the Consolidated Balance Sheets. We do not have any material contract liabilities at December 31, 2025 and 2024.

Direct Costs

Direct costs are composed of all related costs of employment for consultants, including compensation, payroll taxes, certain fringe benefits and subcontractor costs. Direct costs exclude depreciation and amortization expense, which is presented on a separate line in the accompanying Consolidated Statements of Operations.

Associate and field management compensation, payroll taxes and fringe benefits are included in Selling, General and Administrative ("SG&A") along with other customary costs such as administrative and corporate costs.

Commissions

Our associates place consultants on assignments and earn commissions as a percentage of revenue or gross profit pursuant to a commission plan. The amount of associate commissions paid increases as volume increases. Commissions are accrued at an amount equal to the percent of total expected commissions payable to total revenue or gross profit for the commission-plan period, as applicable. We generally expense sales commissions and any other incremental costs of obtaining a contract as incurred because the amortization period is typically less than one year.

Stock-Based Compensation Expense

Stock-based compensation expense is measured using the grant-date fair value of the award of equity instruments. The expense is recognized over the requisite service period and forfeitures are recognized as incurred. Excess tax benefits or deficiencies of deductions attributable to employees' vesting of restricted stock are reflected in Income tax expense in the accompanying Consolidated Statements of Operations.

Income Taxes

Income taxes are recorded using the asset and liability approach for deferred tax assets and liabilities and the expected future tax consequences of differences between carrying amounts and the tax basis of assets and liabilities. In evaluating the realizability of Kforce's deferred tax assets, management assesses whether it is more likely than not that some portion, or all, of the deferred tax assets will be realized. Management considers, among other things, the ability to generate future taxable income (including reversals of temporary differences and projections of future taxable income) during the periods in which the related temporary differences will become deductible. A valuation allowance is recorded unless it is more likely than not that the deferred tax asset can be utilized to offset future taxes.

Management evaluates tax positions taken or expected to be taken in our tax returns and records a liability (including interest and penalties) for uncertain tax positions. We recognize tax benefits from uncertain tax positions when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes. The Company recognizes interest and penalties related to uncertain tax positions in Income tax expense in the accompanying Consolidated Statements of Operations. There were no significant uncertain income tax positions for the years ended December 31, 2025 and 2024.

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted in the U.S. The OBBBA includes significant provisions, such as the permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act, modifications to the international tax framework and the restoration of favorable tax treatment for certain business provisions. The OBBBA legislation has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. We have incorporated the OBBBA legislative changes into the Company's effective tax rate for the year ended December 31, 2025, and these changes did not have a material impact on our consolidated financial statements. We will continue to evaluate the full impact of these legislative changes as additional guidance becomes available.

Cash and Cash Equivalents

All highly liquid investments with original maturity dates of three months or less at the time of purchase are classified as cash equivalents. Cash and cash equivalents are stated at cost, which approximates fair value because of the short-term nature of these instruments.

Trade Receivables and Related Reserves

Trade receivables are recorded net of allowance for credit losses. The allowance for credit losses is determined using the application of a current expected credit loss model, which measures expected credit losses based on relevant information, including historical experience, current conditions and reasonable and supportable forecasts.

We estimate and recognize lifetime expected losses, rather than incurred losses, which results in the earlier recognition of credit losses even if the expected risk of credit loss is remote. As part of our analysis, we apply credit loss rates to outstanding receivables by aging category. For certain clients, we perform a quarterly credit review, which considers the client's credit rating and financial position as well as our total credit loss exposure. Trade receivables are written off after all reasonable collection efforts have been exhausted.

Trade accounts receivable reserves as a percentage of gross trade receivables was less than 1% at both December 31, 2025 and 2024. Recoveries of trade receivables previously written off are recorded when received and are immaterial for the years ended December 31, 2025 and 2024.

Fixed Assets

Fixed assets are carried at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The cost of leasehold improvements is amortized using the straight-line method over the lesser of the estimated useful lives of the assets or the expected terms of the related leases. Upon sale or disposition of our fixed assets, the cost and accumulated depreciation are removed and any resulting gain or loss, net of proceeds, is reflected within SG&A in the Consolidated Statements of Operations.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of long-lived assets is measured by a comparison of the carrying amount of the asset group to the future undiscounted net cash flows expected to be generated by those assets. If an analysis indicates the carrying amount of these long-lived assets exceeds the fair value, an impairment loss is recognized to reduce the carrying amount to its fair market value, as determined based on the present value of projected future cash flows.

Goodwill

Management has determined that the reporting units for the goodwill analysis is consistent with our reportable segments. We evaluate goodwill for impairment either through a qualitative or quantitative approach annually on October 1, or more frequently if an event occurs or circumstances change that indicate the carrying value of a reporting unit may not be recoverable. If we perform a quantitative assessment that indicates the carrying amount of a reporting unit exceeds its fair market value, an impairment loss is recognized to reduce the carrying amount to its fair market value. Kforce determines the fair market value of each reporting unit based on a weighting of the present value of projected future cash flows (the "income approach") and the use of comparative market approaches (the "market approach"). Factors requiring significant judgment include, among others, the assumptions related to discount rates, forecasted operating results, long-term growth rates, the determination of comparable companies and market multiples. Changes in economic and operating conditions or changes in Kforce's business strategies that occur after the annual impairment analysis may impact these assumptions and result in a future goodwill impairment charge, which could be material to our consolidated financial statements.

Equity Method Investment and Note Receivable

In June 2019, we entered into a joint venture whereby Kforce had a 50% noncontrolling interest in WorkLLama, which was accounted for as an equity method investment. Under the equity method, our carrying value included equity capital contributions, adjusted for our proportionate share of earnings or losses.

On February 23, 2023, Kforce received $6.0 million in exchange for the sale of our 50% noncontrolling interest in WorkLLama to an unaffiliated third party and in full settlement of the outstanding balance of the promissory notes (the "Note Receivable") that were executed to our joint venture for a total of $4.8 million at December 31, 2022. These proceeds, net of customary transaction costs, amounted to $5.1 million and is presented in the investing section of the Consolidated Statements of Cash Flows for the year ended December 31, 2023.

Operating Leases

Kforce leases property for our field offices and corporate headquarters as well as certain office equipment, which limits our exposure to risks related to ownership. We determine if a contract or arrangement meets the definition of a lease at inception. We elected not to separate lease and non-lease components when determining the consideration in the contract. Right-of-use ("ROU") assets and operating lease liabilities are recognized based on the present value of the lease payments over the lease term at the commencement date. If there is no rate implicit in the lease, we use our incremental borrowing rate in the present value calculation, which is estimated using our collateralized borrowing rate and determined based on the terms of our leases and the economic environment in which they exist. Our lease agreements do not contain any material residual value guarantees or restrictive covenants.

ROU assets for operating leases, net of amortization, are recorded within Other assets, net and operating lease liabilities are recorded within current liabilities if expected to be recognized in less than one year and in Other long-term liabilities, if over one year, in the Consolidated Balance Sheets. Operating lease additions are non-cash transactions and the amortization of the ROU assets is reflected as Noncash lease expense within operating activities in the Consolidated Statements of Cash Flows.

Our lease terms range from two to eleven years with a limited number of leases containing short-term renewal provisions that range from month-to-month to one year and some containing options to renew or terminate.

We elected the short-term practical expedient for leases with an initial term of 12 months or less and do not recognize ROU assets or lease liabilities for these short-term leases.

In addition to base rent, certain of our operating leases require variable payments of property taxes, insurance and common area maintenance. These variable lease costs, other than those dependent upon an index or rate, are expensed when the obligation for those payments is incurred.

Capitalized Software

Kforce purchases, develops and implements software to enhance the performance of our technology infrastructure.

Direct internal costs, such as payroll and payroll-related costs, and external costs incurred during the development stage are capitalized and classified as capitalized software. Capitalized software development costs and the associated accumulated amortization are included in Other assets, net in the accompanying Consolidated Balance Sheets. Amortization expense is computed using the straight-line method over the estimated useful life of the related software, which range from one to sixteen years. Amortization expense of capitalized software during the years ended December 31, 2025, 2024 and 2023 was $2.9 million, $2.7 million and $1.9 million, respectively.

Kforce also enters into certain cloud-based software hosting arrangements that are accounted for as service contracts. Certain implementation costs related to cloud computing arrangements during the development stage are capitalized, which is consistent with the capitalization criteria used for internal use software. Capitalized cloud computing costs are included in Other assets, net in the accompanying Consolidated Balance Sheets and within operating activities on the Consolidated Statements of Cash Flows. Capitalized cloud computing implementation costs are amortized using the straight-line method over the remaining term of the contract.

Health Insurance

We are self-insured for certain losses related to health insurance claims that are below insurable limits. However, we obtain third-party insurance coverage to limit our exposure to claims in excess of insurable limits. For our partially self-insured lines of coverage, health insurance costs are accrued using estimates to approximate the liability for reported claims and incurred but not reported claims, which are primarily based upon an evaluation of historical claims experience, actuarially-determined completion factors and a qualitative review of our health insurance exposure, including the extent of outstanding claims and expected changes in health insurance costs.

Legal Costs

Legal costs incurred in connection with loss contingencies are expensed as incurred.

Earnings per Share

Basic earnings per share is computed as net income divided by the weighted-average number of common shares outstanding ("WASO") during the period. WASO excludes unvested shares of restricted stock. Diluted earnings per share is computed by dividing net income by diluted WASO. Diluted WASO includes the effect of potentially dilutive securities, such as unvested shares of restricted stock using the treasury stock method, except where the effect of including potential common shares would be anti-dilutive.

The following table provides information on potentially dilutive securities for the years ended December 31 (shares in thousands):

	2025	2024	2023
Common stock equivalents	101	237	319
Anti-dilutive shares	596	209	157

Treasury Stock

The Board approved a stock repurchase program, which has been amended several times to increase the aggregate amount of the stock repurchase authorization. Shares repurchased under Board authorizations are held in treasury for general corporate purposes. Treasury shares are accounted for under the cost method and reported as a reduction of stockholders' equity in the accompanying consolidated financial statements.

During the year ended December 31, 2025, Kforce repurchased approximately 1.2 million shares of common stock on the open market at a total cost of approximately $48.5 million under this repurchase program. During the year ended December 31, 2024, Kforce repurchased approximately 609 thousand shares of common stock on the open market at a total cost of approximately $36.5 million under this repurchase program. In October 2025, the Board approved a change in our stock repurchase program, increasing the total authorization for future repurchases to $100.0 million.

Reportable Segments

Kforce's two reportable segments are Technology and FA. Within each segment, we provide highly skilled professionals on a Flex and Direct Hire basis to our customers on traditional staffing engagements and increasingly, within our Technology segment, as a part of an overall solutions engagement. The chief operating decision-maker ("CODM"), our President and Chief Executive Officer, establishes the strategic direction of the Firm, its priorities and longer-term financial objectives. Our CODM is ultimately responsible for evaluating segment performance and making decisions regarding resource allocation. Our CODM evaluates performance based on, among others, revenue trends (relative to peers and market benchmarks) and segment gross profit, and other key leading indicators such as client visits, job order trends for traditional staffing assignments, opportunity pipeline reviews for solutions-oriented engagements, and trends in consultants on assignment. The CODM uses these financial metrics and productivity measures when making decisions about allocating capital and resources to the segments.

Segment gross profit is defined as segment revenue, less direct costs attributable to the reportable segment. The CODM is not provided income from operations or asset information by reportable segment as operations are largely combined.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

The fair value hierarchy uses a framework which requires categorizing assets and liabilities into one of three levels based on the inputs used in valuing the asset or liability.

- Level 1 inputs are unadjusted, quoted market prices in active markets for identical assets or liabilities.

- Level 2 inputs are observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

- Level 3 inputs include unobservable inputs that are supported by little, infrequent or no market activity and reflect management's own assumptions about inputs used in pricing the asset or liability.

Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The carrying values of cash and cash equivalents, trade receivables, other current assets and accounts payable and other accrued liabilities approximate fair value because of the short-term nature of these instruments.

Rabbi trust assets are primarily comprised of marketable equity securities and the fair values are based on unadjusted, quoted prices in active markets, which are considered Level 1.

The estimated fair value of our credit facility approximates the carrying value due to the variable interest rate based upon the adjusted Secured Overnight Financing Rate ("SOFR").

Certain assets, in specific circumstances, are measured at fair value on a non-recurring basis utilizing Level 3 inputs such as goodwill. For these assets, measurement at fair value in periods subsequent to their initial recognition would be applicable if one or more of these assets were determined to be impaired.

New Accounting Standards

Recently Adopted Accounting Standards

In December 2023, the FASB issued guidance for disclosure improvements for income taxes. These amendments require the disclosure of specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. This new guidance was applied retrospectively to our annual disclosures for the year ended December 31, 2025. This new guidance modified our disclosures, but did not have a material effect on our consolidated financial statements.

Accounting Standards Not Yet Adopted

In October 2023, the FASB issued guidance for disclosure improvements in accordance with the SEC's simplification initiative. These amendments are intended to align FASB's accounting standards and eliminate disclosures that are "redundant, duplicative, overlapping, outdated, or superseded." The effective date for each amendment will be the date on which the SEC's removal of that related disclosure requirement from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. We are evaluating this new guidance, which may modify our disclosures, but we do not expect this standard to have a material effect on our consolidated financial statements.

In November 2024, the FASB issued guidance for disclosure improvements related to the disaggregation of income statement expenses. These amendments require the disaggregation of certain income statement expense captions in a tabular format within the footnotes of the financial statements. This guidance is effective for annual periods beginning after December 15, 2026, including interim periods within those annual periods. Early adoption of this guidance is permitted and can be applied prospectively or retrospectively. We are evaluating this new guidance, which may modify our disclosures, but we do not expect this standard to have a material effect on our consolidated financial statements.

In September 2025, the FASB issued guidance that provides targeted improvements for the accounting for internal-use software. This standard replaces the development stage framework with a more judgment-based framework and adds considerations to evaluate whether the probable-to-complete recognition threshold has been met. This guidance is effective for annual periods beginning after December 15, 2027, including interim periods within those annual periods. Early adoption of this guidance is permitted and may be applied using a prospective, modified or retrospective approach. We are evaluating this new guidance and the potential impact on our consolidated financial statements.

In December 2025, the FASB issued guidance that clarifies and refines the interim reporting requirements. This guidance is effective for interim periods within annual periods beginning after December 15, 2027. Early adoption of this guidance is permitted and may be applied using a prospective or retrospective approach. We are evaluating this new guidance, but we do not expect this standard to have a material effect on our consolidated financial statements.

2. REPORTABLE SEGMENTS

The following table provides information on the operations of our segments for the years ended December 31 (in thousands):

	Technology	FA	Total
2025			
Revenue	**$1,230,271**	**$ 98,736**	**$1,329,007**
Direct costs	**906,511**	**61,123**	**967,634**
Gross profit	**$ 323,760**	**$ 37,613**	**$ 361,373**
Less:			
Selling, general and administrative expenses			**305,748**
Depreciation and amortization			**5,548**
Other expense, net			**3,132**
Income before income taxes			**$ 46,945**
2024			
Revenue	$1,292,743	$112,565	$1,405,308
Direct costs	950,589	69,274	1,019,863
Gross profit	$ 342,154	$ 43,291	$ 385,445
Less:			
Selling, general and administrative expenses			309,802
Depreciation and amortization			5,922
Other expense, net			2,097
Income before income taxes			$ 67,624
2023			
Revenue	$1,384,553	$147,203	$1,531,756
Direct costs	1,015,157	89,533	1,104,690
Gross profit	$ 369,396	$ 57,670	$ 427,066
Less:			
Selling, general and administrative expenses			334,933
Depreciation and amortization			5,012
Other expense, net			1,871
Income before income taxes			$ 85,250

3. DISAGGREGATION OF REVENUE

The following table provides information about disaggregated revenue by segment and revenue type for the years ended December 31 (in thousands):

	Technology	FA	Total
2025			
Flex revenue	**$1,218,117**	**$ 85,220**	**$1,303,337**
Direct Hire revenue	**12,154**	**13,516**	**25,670**
Total Revenue	**$1,230,271**	**$ 98,736**	**$1,329,007**
2024			
Flex revenue	$1,278,715	$ 97,729	$1,376,444
Direct Hire revenue	14,028	14,836	28,864
Total Revenue	$1,292,743	$112,565	$1,405,308
2023			
Flex revenue	$1,366,095	$127,679	$1,493,774
Direct Hire revenue	18,458	19,524	37,982
Total Revenue	$1,384,553	$147,203	$1,531,756

4. ALLOWANCE FOR CREDIT LOSSES

The following table presents the activity within the allowance for credit losses on trade receivables for the years ended December 31, 2025 and 2024 (in thousands):

Allowance for credit losses, December 31, 2023	$1,106
Current period provision	100
Write-offs charged against the allowance, net of recoveries of amounts previously written off	(290)
Allowance for credit losses, December 31, 2024	916
Current period provision	**5**
Write-offs charged against the allowance, net of recoveries of amounts previously written off	**(121)**
Allowance for credit losses, December 31, 2025	**$ 800**

The allowances on trade receivables presented in the Consolidated Balance Sheets include $0.4 million and $0.6 million for reserves unrelated to credit losses at December 31, 2025 and 2024, respectively.

5. FIXED ASSETS, NET

The following table presents major classifications of fixed assets and related useful lives (in thousands, except useful lives):

December 31,	USEFUL LIFE	**2025**	2024
Leasehold improvements	1-10 years	**$ 6,911**	$ 7,395
Computer equipment	1-10 years	**5,990**	6,082
Furniture and equipment	2-10 years	**4,850**	5,166
Total fixed assets		**17,751**	18,643
Less accumulated depreciation		**(11,728)**	(10,920)
Total Fixed assets, net		**$ 6,023**	$ 7,723

Depreciation expense was $2.6 million, $3.2 million and $3.1 million during the years ended December 31, 2025, 2024 and 2023, respectively.

6. OTHER ASSETS, NET

Other assets, net consisted of the following (in thousands):

December 31,	2025	2024
Assets held in Rabbi Trust	$ 56,593	$49,356
Capitalized software, net [1]	52,420	29,090
ROU assets for operating leases, net	15,412	13,764
Other non-current assets	4,842	2,446
Total Other assets, net	$129,267	$94,656

(1) This balance includes $20.0 million and $6.3 million related to capitalized implementation costs from cloud computing arrangements at December 31, 2025 and 2024, respectively. Accumulated amortization of capitalized software was $42.9 million and $40.1 million at December 31, 2025 and 2024, respectively.

7. INCOME TAXES

The components of the provision for income taxes were as follows (in thousands):

Years Ended December 31,	2025	2024	2023
Current tax expense:			
U.S. federal	$ 6,850	$14,067	$16,530
State and local	3,297	5,014	5,998
Total current tax expense	10,147	19,081	22,528
Deferred tax expense (benefit):			
U.S. federal	1,583	(1,596)	1,157
State and local	390	(275)	490
Total deferred tax expense (benefit)	1,973	(1,871)	1,647
Total Income tax expense	$12,120	$17,210	$24,175

The provision for income taxes results in an effective tax rate that differs from the U.S. federal statutory rate. The following is a reconciliation of income tax expense at the U.S. federal statutory rate to total Income tax expense (dollars in thousands):

Years Ended December 31,	2025		2024		2023	
	Amount	Percent	Amount	Percent	Amount	Percent
U.S. federal statutory income tax rate	$ 9,859	21.0%	$14,201	21.0%	$17,902	21.0%
State and local income tax, net of federal income tax effect [1]	2,913	6.2	3,760	5.6	5,125	6.0
Nontaxable or nondeductible items:						
Executive compensation	1,246	2.6	986	1.4	1,711	2.0
Other	771	1.6	64	0.1	(494)	(0.5)
Tax credits:						
Research and development	(2,765)	(5.9)	—	0.0	—	0.0
Other	138	0.3	(989)	(1.5)	(676)	(0.8)
Other adjustments	(42)	0.0	(812)	(1.2)	607	0.7
Total Income tax expense and effective tax rate	$12,120	25.8%	$17,210	25.4%	$24,175	28.4%

(1) State income taxes in California, Florida, Texas and Virginia made up the majority of the tax effect in this category for the year ended December 31, 2025. For each of the years ended December 31, 2024 and 2023, California, Florida, New Jersey and Texas made up the majority of the tax effect in this category.

The effective tax rate of 25.8% for the year ended December 31, 2025 is primarily driven by state and local income taxes and nondeductible executive compensation, partially offset by research and development activities associated with our strategic priorities. The effective tax rates of 25.4% and 28.4% for the years ended December 31, 2024 and 2023, respectively, is primarily driven by state and local income taxes.

Deferred tax assets and liabilities are composed of the following (in thousands):

December 31,	2025	2024
Deferred tax assets:		
Deferred compensation obligation	$ **5,560**	$ 6,549
Operating lease liabilities	**4,094**	3,923
Stock-based compensation	**1,954**	1,561
Accrued liabilities	**1,044**	995
Accounts receivable reserves	**319**	399
Research and development	**—**	2,027
Other	**3**	8
Deferred tax assets	**12,974**	15,462
Deferred tax liabilities:		
ROU assets for operating leases	**(3,721)**	(3,512)
Fixed assets	**(3,326)**	(3,700)
Goodwill	**(2,284)**	(2,291)
Prepaid expenses	**(595)**	(513)
Other	**(12)**	(437)
Deferred tax liabilities	**(9,938)**	(10,453)
Valuation allowance	**—**	—
Total Deferred tax assets, net	$ **3,036**	$ 5,009

Kforce is periodically subject to IRS audits, as well as state and other local income tax audits for various tax years. Although Kforce has not experienced any material liabilities in the past due to income tax audits, Kforce can make no assurances concerning any future income tax audits.

Kforce and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various states. With a few exceptions, Kforce is no longer subject to U.S. federal, state, local, or non-U.S. income tax examinations by tax authorities for years before 2022.

The following is a reconciliation of cash paid for income taxes, net of refunds (in thousands):

Years Ended December 31,	2025[1]	2024	2023[1]
U.S. federal	**$16,228**	$4,823	$22,201
Aggregated state and other jurisdictions	**3,697**	2,802	6,415
Disaggregated state and other jurisdictions:			
Texas	**—**	848	—
Florida	**—**	717	—
California	**—**	587	—
Total cash paid for income taxes, net	**$19,925**	$9,777	$28,616

(1) Cash paid for income taxes in Texas, Florida and California were below the 5% disaggregation threshold for the years ended December 31, 2025 and 2023, and all balances are included within aggregated state and other jurisdictions for those years.

8. GOODWILL

The following table presents the gross amount and accumulated impairment losses for each of our reporting units at December 31, 2025, 2024 and 2023 (in thousands):

	Technology	FA	Total
Goodwill, gross amount	$ 156,391	$ 19,766	$176,157
Accumulated impairment losses	(139,357)	(11,760)	(151,117)
Goodwill, carrying value	$ 17,034	$ 8,006	$ 25,040

There was no impairment expense related to goodwill for each of the years ended December 31, 2025, 2024 and 2023.

Management performed its annual impairment assessment of the carrying value of goodwill at December 31, 2025 and 2024. For each of the reporting units, management assessed qualitative factors to determine whether the existence of events or circumstances indicated that it was more likely than not that the fair value of the reporting units was less than its carrying amount. Based on the qualitative assessments, management determined that it was more likely than not that the fair values of the reporting units were more than the carrying values at December 31, 2025 and 2024. A deterioration in any of the assumptions could result in an impairment charge in the future.

9. CURRENT LIABILITIES

The following table provides information on certain current liabilities (in thousands):

December 31,	2025	2024
Accounts payable	**$40,212**	$38,315
Deferred compensation payable	**10,011**	8,602
Customer rebates payable	**6,938**	6,556
Accrued professional fees	**5,951**	4,021
Accrued liabilities	**4,497**	4,259
Total Accounts payable and other accrued liabilities	**$67,609**	$61,753
Payroll and benefits	**$37,491**	$ 32,990
Health insurance liabilities	**2,430**	3,593
Payroll taxes	**1,890**	1,698
Workers' compensation liabilities	**517**	542
Total Accrued payroll costs	**$42,328**	$38,823

10. OPERATING LEASES

The following table presents weighted-average terms for our operating leases:

December 31,	2025	2024
Weighted-average discount rate	4.4%	4.3%
Weighted-average remaining lease term	5.7 years	6.0 years

The following table presents operating lease expense included in SG&A (in thousands):

December 31,	2025	2024
Lease Cost		
Operating lease expense	$4,455	$4,344
Short-term lease expense	1,510	1,265
Variable lease costs	699	934
Sublease income	—	(28)
Total operating lease expense	$6,664	$6,515

The following table presents the maturities of operating lease liabilities as of December 31, 2025 (in thousands):

2026	$ 3,991
2027	4,072
2028	3,197
2029	2,396
2030	1,706
Thereafter	3,165
Total maturities of operating lease liabilities	18,527
Less: imputed interest	1,981
Total operating lease liabilities	$16,546

11. EMPLOYEE BENEFIT PLANS

401(k) Savings Plans

The Firm maintains a qualified defined contribution 401(k) retirement savings plan for eligible employees. Assets of these plans are held in trust for the sole benefit of employees and/or their beneficiaries. Employer matching contributions are discretionary and are funded annually as approved by the Board. Kforce accrued matching 401(k) contributions of $2.5 million and $2.1 million at December 31, 2025 and 2024, respectively.

Employee Stock Purchase Plan

Effective April 2025, the Firm discontinued the employee stock purchase plan which allowed all eligible employees to enroll each quarter to purchase Kforce's common stock at a 5% discount from its market price on the last day of the quarter. Kforce issued 3 thousand, 13 thousand, and 18 thousand shares of common stock at an average purchase price of $53.85, $62.00 and $57.13 per share during the years ended December 31, 2025, 2024 and 2023, respectively. All shares purchased under the employee stock purchase plan were settled using Kforce's treasury stock.

Deferred Compensation Plans

The Firm maintains various non-qualified deferred compensation plans, pursuant to which eligible management and highly compensated key employees, as defined by IRS regulations, may elect to defer all or part of their compensation to later years. These amounts are classified upon retirement or termination of employment in Accounts payable and other accrued liabilities if payable within the next year, or in Other long-term liabilities if payable after the next year, in the accompanying Consolidated Balance Sheets. At December 31, 2025 and 2024, amounts related to the deferred compensation plans included in Accounts payable and other accrued liabilities were $10.0 million and $8.6 million, respectively, and $47.7 million and $46.2 million was included in Other long-term liabilities at December 31, 2025 and 2024, respectively, in the Consolidated Balance Sheets. For each of the years ended December 31, 2025, 2024 and 2023, we recognized $1.3 million of compensation expense for the plans.

Kforce maintains a Rabbi Trust and holds life insurance policies on certain individuals to assist in the funding of the deferred compensation liability. If necessary, employee distributions are funded through proceeds from the sale of assets held within the Rabbi Trust. The balance of the assets held within the Rabbi Trust, including the cash surrender value of the Company-owned life insurance policies, was $56.6 million and $49.4 million at December 31, 2025 and 2024, respectively, and is recorded in Other assets, net in the accompanying Consolidated Balance Sheets. At December 31, 2025, the life insurance policies had a net death benefit of $169.4 million.

12. CREDIT FACILITY

On November 5, 2025, the Firm entered into a senior secured credit facility with Bank of America, N.A., as administrative and collateral agent, BofA Securities, Inc. and PNC Capital Markets LLC as joint lead arrangers, BofA Securities, Inc. as bookrunner and the lenders referred to therein (the "Credit Facility"). Under the Credit Facility, the Firm has a maximum borrowing capacity of $200.0 million, which includes a $10.0 million sublimit for the issuance of standby and commercial letters and $10.0 million sublimit for swingline loans, and may, subject to certain conditions and the participation of the lenders, be increased up to an aggregate additional amount of $150.0 million ("the Commitment"). Borrowings under the Credit Facility are secured by substantially all of the tangible and intangible assets of the Firm. The maturity date of the Credit Facility is November 5, 2030.

Any loan under the Credit Facility will bear interest at a rate equal to either (a) Term SOFR (as described below) plus the Applicable Margin (as described below) or (b) the highest of (i) the Bank of America prime rate, (ii) the Federal Funds rate plus 0.50%, (iii) Term SOFR for a one-month interest period plus 1.00% and (iv) 1.00% plus the Applicable Margin (the "Base Rate").

Term SOFR refers to the Secured Overnight Financing Rate published term rate for the applicable interest period, but not less than zero. The Applicable Margin is based on the Firm's total leverage ratio. The Applicable Margin for Term SOFR loans ranges from 1.250% to 1.625% and the Applicable Margin for Base Rate loans ranges from 0.250% to 0.625%. The Firm pays a quarterly non-refundable commitment fee equal to the Applicable Margin on the average daily unused portion of the Commitment (swingline loans do not constitute usage for this purpose). The Applicable Margin for the commitment fee is based on the Firm's total leverage ratio and ranges between 0.25% and 0.30%.

The Firm is subject to certain affirmative and negative financial covenants including, but not limited to, the maintenance of a fixed charge coverage ratio of not less than 1.25 to 1.00 and the maintenance of a total leverage ratio of no greater than 3.50 to 1.00. The numerator in the fixed charge coverage ratio is defined pursuant to the Credit Facility as earnings before interest expense, income taxes, depreciation and amortization, stock-based compensation expense and other permitted items pursuant to our Credit Facility (defined as "Consolidated EBITDA"), less cash paid for capital expenditures, income taxes and dividends. The denominator is defined as Kforce's fixed charges such as interest expense and principal payments paid or payable on outstanding debt other than borrowings under the Credit Facility. The total leverage ratio is defined pursuant to the Credit Facility as total indebtedness divided by Consolidated EBITDA.

Our ability to make distributions or repurchases of equity securities could be limited if an event of default has occurred. Furthermore, our ability to repurchase equity securities in excess of $25.0 million in any fiscal year could be limited if (a) the total leverage ratio is greater than 3.00 to 1.00 and (b) the Firm's availability, inclusive of unrestricted cash, is less than $25.0 million.

At December 31, 2025 and 2024, $66.4 million and $32.7 million was outstanding on the Credit Facility, respectively. Kforce had $1.1 million and $1.0 million of outstanding letters of credit at December 31, 2025 and 2024, respectively, which pursuant to the Credit Facility, reduces the availability of the borrowing capacity. At December 31, 2025, we are in compliance with all of our financial covenants contained in the Credit Facility.

13. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consisted of the following (in thousands):

December 31,	2025	2024
Deferred compensation payable—long term	$47,650	$46,183
Operating lease liabilities	13,204	11,858
Other long-term liabilities	51	18
Total Other long-term liabilities	$60,905	$58,059

14. STOCK-BASED COMPENSATION

On April 23, 2025, Kforce shareholders approved the 2025 Stock Incentive Plan (the "2025 Plan"). The 2025 Plan allows for the issuance of stock options, stock appreciation rights ("SARs"), stock awards (including restricted stock awards ("RSAs") and restricted stock units ("RSUs")) and other stock-based awards, such as Performance-Based Awards (collectively referred to as "Restricted Stock"). The aggregate number of shares reserved under the 2025 Plan is approximately 2.7 million. Grants of an option or SARs reduce the reserve by one share, while a Restricted Stock award reduces the reserve by 2.72 shares. The 2025 Plan terminates on April 23, 2035.

During the years ended December 31, 2025, 2024 and 2023, stock-based compensation expense was $13.7 million, $14.0 million and $17.7 million, respectively, and is included in SG&A in the Consolidated Statements of Operations. The related tax benefit for the years ended December 31, 2025, 2024 and 2023 was $2.9 million, $3.8 million and $4.8 million, respectively.

Restricted Stock

Restricted Stock is granted to directors, executives and management either: for awards related to Kforce's annual long-term incentive ("LTI") compensation program, or as part of a compensation package for retention. The LTI award amounts are primarily based on Kforce's total shareholder return as compared to a predefined peer group. RSAs and RSUs granted during the year ended December 31, 2025 will vest ratably over a period of one to ten years.

RSAs contain the same voting rights as other common stock as well as the right to forfeitable dividends in the form of additional RSAs at the same rate as the cash dividend on common stock and containing the same vesting provisions as the underlying award. RSUs contain no voting rights, but have the right to forfeitable dividend equivalents in the form of additional RSUs at the same rate as the cash dividend on common stock and containing the same vesting provisions as the underlying award. The distribution of shares of common stock for each RSU, pursuant to the terms of the Kforce Inc. Director's Restricted Stock Unit Deferral Plan, can be deferred to a date later than the vesting date if an appropriate election was made. In the event of such deferral, vested RSUs have the right to dividend equivalents.

During the year ended December 31, 2024, management issued 87 thousand shares of performance-based restricted stock awards ("Performance-Based Awards") to certain leaders within the Firm. These Performance-Based Awards are subject to the achievement of certain financial goals as a condition of vesting ("performance goals") and will be measured over a 10-year period. The Performance-Based Awards become eligible to vest only if these performance goals are achieved and if the grantee remains continuously employed by us through the vesting date. We assess the probability of achieving the performance goals for each reporting period. Determining whether the performance goals will be achieved involves judgment, and the estimate of compensation cost may be revised periodically based on changes in the probability of achieving the performance goals. Revisions are reflected in the period in which the estimate is changed. If the performance goals are deemed unlikely to be met, no compensation cost is recognized and, to the extent previously recognized, compensation cost is reversed. Performance-Based Awards contain the same voting rights as other common stock as well as the right to forfeitable dividends in the form of additional restricted stock at the same rate as the cash dividend on common stock and containing the same vesting provisions as the underlying award. No stock-based compensation expense related to these Performance-Based Awards was recognized during the years ended December 31, 2025 and 2024.

The following table presents the Restricted Stock activity for the year ended December 31, 2025 (in thousands, except per share amounts):

	Number of Restricted Stock	Weighted-Average Grant Date Fair Value	Total Instrinsic Value of Restricted Stock Vested
Outstanding at December 31, 2024	910	$61.28	
Granted	**463**	**$34.69**	
Forfeited	**(54)**	**$60.85**	
Vested	**(221)**	**$59.78**	**$7,418**
Outstanding as of December 31, 2025	**1,098**	**$50.40**	

The weighted-average grant date fair value of restricted stock granted was $34.69, $57.83 and $64.97 during the years ended December 31, 2025, 2024 and 2023, respectively. The total intrinsic value of restricted stock vested was $7.4 million, $15.1 million and $22.5 million during the years ended December 31, 2025, 2024 and 2023, respectively.

The fair market value of Restricted Stock is determined based on the closing stock price of Kforce's common stock at the date of grant. RSAs and RSUs are amortized on a straight-line basis over the requisite service period. At December 31, 2025, total unrecognized stock-based compensation expense related to restricted stock was $40.6 million, which is expected to be recognized over a weighted-average remaining period of 4.1 years.

15. COMMITMENTS AND CONTINGENCIES

Purchase Commitments

Kforce has various commitments to purchase goods and services in the ordinary course of business. These commitments are primarily related to software and online application licenses and hosting. At December 31, 2025, these unconditional purchase obligations with an initial or remaining term in excess of one year were approximately $33.7 million and are expected to be paid as follows: $10.6 million in 2026; $9.2 million in 2027, $2.8 million in 2028, $1.9 million in 2029, $1.6 million in 2030, and $7.6 million in 2030 and beyond.

Employment Agreements

Kforce has employment agreements with certain executives that provide for minimum compensation, salary and continuation of certain benefits for a one-year to a three-year period after their employment ends under certain circumstances. Certain of the agreements also provide for a severance payment ranging from one to three times annual salary and one-half to three times average annual bonus if such an agreement is terminated without good cause by Kforce or for good reason by the executive subject to certain post-employment restrictive covenants. At December 31, 2025, our liability would be approximately $29.6 million if, following a change in control, all of the executives under contract were terminated without good cause by the employer or if the executives resigned for good reason and $11.1 million if, in the absence of a change in control, all of the executives under contract were terminated by Kforce without cause or if the executives resigned for good reason.

Litigation

We are involved in legal proceedings, claims and administrative matters that arise in the ordinary course of business, and we have made accruals with respect to certain of these matters, where appropriate, that are reflected in our consolidated financial statements but are not, individually or in the aggregate, considered material. For other matters for which an accrual has not been made, we have not yet determined that a loss is probable, or the amount of loss cannot be reasonably estimated. The outcome of any litigation is inherently uncertain, but we do not expect that these proceedings and claims, individually or in the aggregate, will have a material adverse effect on our consolidated financial statements; however, if decided adversely to us, or if we determine that settlement of particular litigation is appropriate, we may be subject to additional liabilities that could have a material adverse effect on our financial position, results of operations or cash flows. Kforce maintains liability insurance that insures us against workers' compensation, personal and bodily injury, property damage, directors' and officers' liability, errors and omissions, cyber liability, employment practices liability and fidelity losses. There can be no assurance that Kforce's liability insurance will cover all events or that the limits of coverage will be sufficient to fully cover all liabilities.



CORPORATE INFORMATION

BOARD OF DIRECTORS

David L. Dunkel
Chairman of the Board

Derrick D. Brooks
*Chief Operating Officer
USF Athletics*

Catherine H. Cloudman
*President and
Chief Executive Officer,
CHC Advisors, LLC*

Ann E. Dunwoody
*General (Retired),
U.S. Army*

Mark F. Furlong
*President and
Chief Executive Officer (Retired),
BMO Harris Bank N.A.*

Joseph J. Liberatore
*President and
Chief Executive Officer,
Kforce Inc.*

Randall A. Mehl
*President and
Chief Investment Officer,
Stewardship Capital Advisors, LLC*

Elaine D. Rosen
*Nonexecutive Chair of the Board,
Assurant, Inc.
Lead Independent Director,
Kforce Inc.*

N. John Simmons
*Chief Executive Officer,
Growth Advisors, LLC*

EXECUTIVE OFFICERS

Joseph J. Liberatore
*President and
Chief Executive Officer*

David M. Kelly
*Chief Operating Officer and
Corporate Secretary*

Jeffrey B. Hackman
*Chief Financial Officer and
Assistant Corporate Secretary*

Andrew G. Thomas
Chief Experience Officer

CORPORATE COUNSEL
Holland & Knight LLP
Tampa, Florida

INDEPENDENT AUDITORS
Deloitte & Touche LLP
Tampa, Florida

TRANSFER AGENT
Computershare Investor Services
P.O. Box 505000
Louisville, KY 40233-5000
www.computershare.com/investor
Shareholder services:
1 (877) 373-6374

FORM 10-K AVAILABLE
A copy of the Kforce Inc.'s Annual Report on Form 10-K (excluding exhibits thereto) is available to any investor without charge upon written request to:

Michael R. Blackman
*Chief Corporate
Development Officer*

Kforce Inc.
1150 Assembly Drive
Suite 500
Tampa, Florida 33607

Or call Investor Relations:
1 (813) 552-2927

ANNUAL MEETING
The annual meeting of shareholders will be held on April 22, 2026 at 8:00 a.m. ET at Kforce Inc. headquarters in Tampa, Florida.

WEBSITE INFORMATION
For a comprehensive profile of Kforce Inc., visit the Firm's website at: www.kforce.com.

This Annual Report contains forward-looking statements (within the meaning of the federal securities laws). Please see the "Cautionary Note Regarding Forward-Looking Statements" contained in the introductory portion of our Annual Report on Form 10-K for the year ended December 31, 2025 for additional information regarding forward-looking statements.



Corporate Headquarters:
1150 Assembly Drive
Suite 500
Tampa, Florida 33607
(813) 552-5000

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